
SHERIFF





Rocky Shoes & Boots, Inc. designs, develops, manufactures and markets premium quality rugged outdoor, occupational, and casual footwear, as well as branded apparel and accessories. The Company's footwear, clothing and accessories are marketed through several distribution channels, primarily under the brands ROCKY® and GATES®.

FINANCIAL HIGHLIGHTS

($ In thousands, except for per share data)

	2003	2002	2001	2000	1999
Income Statement Data					
Net sales	$ 106,165	$ 88,959	$ 103,320	$ 103,229	$ 98,781
Gross margin (%)	30.9%	26.3%	22.5%	23.8%	15.7%
Income (loss) from operations (%)	9.0%	5.4%	3.5%	3.1%	(5.2)%
Net income (loss)	$ 6,039	$ 2,843	$ 1,531	$ 97	$ (5,130)
Net income (loss) per diluted share	$ 1.32	$ 0.62	$ 0.34	$ 0.02	$ (1.09)
Weighted average number of fully diluted shares outstanding	4,561	4,590	4,549	4,493	4,710
Balance Sheet Data					
Inventories	$ 38,068	$ 23,182	$ 27,714	$ 32,035	$ 32,573
Total assets	$ 86,175	$ 68,417	$ 74,660	$ 86,051	$ 89,333
Total debt	$ 18,018	$ 10,975	$ 17,445	$ 27,516	$ 33,777
Shareholders' equity	$ 58,385	$ 52,393	$ 51,043	$ 50,326	$ 50,229

Net sales

(In thousands)



$98,781
$103,229
$103,320
$88,959
$106,165
1999
2000
2001
2002
2003

Net income per diluted share



($1.09)
$0.02
$0.34
$0.62
$1.32
1999
2000
2001
2002
2003

Gross margin

% of net sales



15.7%
23.8%
22.5%
26.3%
30.9%
1999
2000
2001
2002
2003

Total debt

(In thousands)



$33,777
$27,516
$17,445
$10,975
$18,018
1999
2000
2001
2002
2003

To Our Shareholders,

Our record results for 2003 benefited from the head-to-toe strategy we began to implement two years ago. It is focused on leveraging the ROCKY® brand into apparel and additional footwear categories.

Net income more than doubled to $6.0 million for the year 2003 from $2.8 million the prior year. Net income per diluted share increased 113% to $1.32 for the 2003 compared to $0.62 in 2002.

Net sales rose 19% to $106.2 million for 2003 from $89.0 million a year ago. This was led by a 28% increase in branded sales, especially in the Rugged Outdoor, Occupational, and Outdoor Apparel categories as well as GATES® products, which we acquired in April 2003. Sales were particularly strong during the second half of 2003 as evidenced by the record net sales for the third and fourth quarters.

Gross margin improved to $32.8 million, or 30.9% of net sales, for 2003 from $23.4 million, or 26.3% of net sales, last year. This increase was attributable to sales mix and increased sales of sourced products. Sourcing is an important part of our growth strategy as we balance production at our factories with footwear and apparel sourced from the Far East. Sourced products increased to 66% of net sales for 2003 compared to 49% in 2002.

Income from operations doubled to $9.5 million or 9.0% of net sales for the year ended December 31, 2003 from $4.8 million or 5.4% of net sales in 2002.

Footwear and Apparel Sales

Sales of Rugged Outdoor products were approximately $48.1 million for 2003, an increase of 15% over the prior year. This is currently our largest footwear category and ROCKY® is the leader in this market. We offer the broadest range of rugged outdoor footwear, especially in camouflage patterns.

Occupational sales rose 17% to $34.6 million of net sales from $29.6 million in 2002. The primary sales catalyst was the line of western influenced work footwear introduced in the first quarter 2003. We incorporated a number of the features the ROCKY® brand is known for in these boots and they have quickly gained solid acceptance among current and new customers. During the third quarter 2003 we launched REMEDY by ROCKY®, a line of occupational footwear specifically targeted to the healthcare market.

Building on our success in outdoor apparel, we introduced a line of work apparel in February 2004. This line includes several styles of lined and unlined jackets, pants, overalls, and fleece apparel. These apparel lines are integral to successful implementation of our head-to-toe strategy. We plan to continue leveraging our strong brands in select markets.

In April 2003 we completed our first acquisition, which included the purchase of the GATES® brand, business and certain inventory from Gates-Mills, Inc. The purchased business includes lines of active outdoor sports, ski and casual/dress gloves. Sales of GATES® products during the nine months following the acquisition were $10.2 million and exceeded our expectations for 2003. We are positioning this brand for further growth beyond the traditional glove market to include après ski and hiking footwear.

Military Contracts

In September 2003 we entered into a $6.1 million agreement with Belleville Shoe Manufacturing Company to manufacture boots for shipment to the U.S. military. Approximately $0.4 million of these boots were shipped during the fourth quarter and an additional $5.7 million of the boots under this contract are expected to be shipped by May 2004. They are being manufactured in the Company's factory in Puerto Rico.

In March 2004 we announced a $16.4 million agreement with Belleville to produce 200,000 pairs of Infantry Combat Boots to be shipped to the U.S. military. This agreement also includes a provision permitting Belleville, at its sole option, to order up to an additional 675,000 pairs of Infantry Combat Boots. Initial shipment is expected to begin in June 2004 and continue for approximately 10 months. While our growth strategy is not focused on the military market, we are pleased to produce these boots when manufacturing capacity is available.

Share Repurchase Program

We completed our share repurchase program during 2003, acquiring 483,533 shares of our common stock in private transactions and open market purchases. These shares were purchased at an average price of $6.42 per share.

New Board Member

We are pleased that Harley E. Rouda, Jr. joined our Board of Directors this past year. He is Chief Executive Officer and Managing Partner of Real Living, Inc., the largest independently owned, residential real estate firm in the Midwest and the fifth largest in the United States. His experience in sales and marketing combined with his financial and legal background further strengthens our Board.

Outlook

We are very pleased with our 2003 results and also recognize that we can do better. All of us are working diligently to efficiently utilize the Company's assets. This includes fixed assets such as our distribution center and factories as well as our people to continuously improve logistics, product development and other key activities. Our team is as strong as it has been in the Company's history due to the experienced professionals that have joined the Company during the past several years. We are excited about our future and look forward to achieving improved performance in 2004.

Your continued interest in our company is appreciated.

Sincerely,

Mike Brooks

Mike Brooks
Chairman, President & CEO


www.ROCKYBOOTS.com
ROCKY®
WANT TO BE OUTDOORS?
GOTTA BE ROCKY.
WATERPROOF SCENT IQ
Thinsulate INSULATION
Pictured above are the Guaranteed waterproof, Scent Eliminating, Scent IQ™ Parka with SilentHunter™ fabric and the Rocky Retraction with Thinsulate™ Insulation.
Thinsulate™ Insulation is a registered trademark of 3M
©2003 ROCKY® Shoes and Boots, Inc.

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2003
OR

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-21026

ROCKY SHOES & BOOTS, INC.
(Exact name of Registrant as specified in its charter)

Ohio	**No. 31-1364046**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

39 East Canal Street
Nelsonville, Ohio 45764
(Address of principal executive offices, including zip code)

(740) 753-1951
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, without par value
Preferred Stock Purchase Rights

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for at least the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
YES ☐ NO ☒

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant was approximately $33,070,259 on June 30, 2003.

There were 4,496,976 shares of the Registrant's Common Stock outstanding on March 15, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2004 Annual Meeting of Shareholders are incorporated by reference in Part III.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "anticipate," "believe," "expect," "estimate," and "project" and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Investors are cautioned that such statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors, including, but not limited to, the factors discussed in "Business - Business Risks." The Company undertakes no obligation to publicly update or revise any forward-looking statements.

PART I

ITEM 1. BUSINESS.

Rocky Shoes & Boots, Inc. has three subsidiaries: Five Star Enterprises Ltd. ("Five Star"), a Cayman Islands corporation, which operates a manufacturing facility in La Vega, Dominican Republic; Lifestyle Footwear, Inc. ("Lifestyle"), a Delaware corporation, which operates a manufacturing facility in Moca, Puerto Rico; and Rocky Canada, Inc., an Ontario corporation, a sales and distribution operation in Waterloo, Ontario. Unless the context otherwise requires, all references to "Rocky" or the "Company" include Rocky Shoes & Boots, Inc. and its subsidiaries.

Overview

The Company is the successor to the business of The Wm. Brooks Shoe Company, a company established in 1932 by William Brooks, who was later joined by F. M. Brooks, the grandfather of the Company's current Chairman, President and Chief Executive Officer, Mike Brooks. The business was sold in 1959 to a company headquartered in Lancaster, Ohio. John W. Brooks, the father of Mike Brooks, remained as an employee of the business when it was sold. In 1975, John W. Brooks formed John W. Brooks, Inc. (later known as Rocky Shoes & Boots Co. ("Rocky Co.")) as an Ohio corporation, reacquired the Nelsonville, Ohio operating assets of the original company and moved the business's principal executive offices back to Nelsonville, Ohio. In 1993, the Company, Rocky Co., Lifestyle and Five Star were parties to a reorganization, and in 1996, Rocky Co. was merged with and into the Company, and in 2003 Rocky Canada, Inc. was established resulting in the Company's present corporate structure. In April 2003, the company acquired certain assets of Gates-Mills, Inc., including the Gates brand name.

In the past, the Company has benefited from a relatively low effective tax rate. Rocky and Lifestyle are subject to U.S. Federal income taxes. Five Star is incorporated in the Cayman Islands and conducts its operations in a "free trade zone" in the Dominican Republic and, accordingly, is currently not subject to Cayman Islands or Dominican Republic income taxes. In 2003, as a result of the formation of Rocky Canada, Inc., the Company is now subject to Canadian income tax. As of December 31, 2003, a provision has not been made for U.S. taxes on the accumulated undistributed earnings of Five Star through December 31, 2003 of approximately $8,180,000 that would become payable upon repatriation to the United States. It is the intention of the Company to reinvest all such earnings of Five Star in operations and facilities outside of the United States.

The Company operates in one financial reporting segment, footwear and related apparel and accessories. Financial information, including revenues, pre-tax income, and assets are included in the consolidated financial statements.

ROCKY® and GATES® are federally registered trademarks of Rocky Shoes & Boots, Inc. This report also refers to trademarks of corporations other than the Company. See "Business - Patents, Trademarks and Trade Names."

Strategy

The Company's objective is to design, supply and market innovative, high performance, branded footwear and related apparel and accessories that enhance shareholder value while improving the quality of life of our employees, customers and the communities in which we operate. Key elements of the Company's strategy are as follows:

Leverage the ROCKY Brand. The Company believes the ROCKY brand has become a recognizable and established name for performance and quality conscious consumers in the rugged outdoor and occupational segments of the men's footwear market. The Company intends to continue leveraging ROCKY with emphasis on the occupational shoe market, including recent product introductions into the western work boot segment of the occupational market, and complementary outdoor apparel and accessories in an effort to extend the brand.

Build customer and consumer relationships. The Company believes it can improve customer and consumer relationships through innovative sales and marketing methods. These enhanced relationships will enable the Company to better understand and satisfy its customers' and consumers' needs.

Maximize benefit of current infrastructure. The Company believes it must more extensively utilize the recent significant investments made in distribution and information systems. These systems will enable the Company to better service its customers in a more cost efficient manner.

Focus future investment. The Company believes it needs to continue as the leader in design and engineering of new and innovative products and to focus future investments on achieving this goal.

Expand Product Sourcing. The Company's sourced products represented approximately 66% of net sales in 2003. The Company sources products which are manufactured to its specifications from independent manufacturers in the Far East. This enables the Company to offer product for sale at price points that cannot generally be achieved with products manufactured in its own plants in Puerto Rico and the Dominican Republic.

Product Lines

The Company's product lines consist of rugged outdoor, occupational, military and casual footwear and outdoor apparel and Gates. ROCKY branded products emphasize quality, patented materials, such as GORE-TEX waterproof breathable fabric, CORDURA nylon fabric, CAMBRELLE cushioned lining and THINSULATE thermal insulation. The following table summarizes the Company's product lines:

Product Line	Target Market	Suggested Retail Price	Distribution Channels
RUGGED OUTDOOR	Hunters and outdoorsmen	$59 - $259	Sporting goods stores, outdoor specialty stores, mail order catalogs, independent retail stores and mass merchandisers
OCCUPATIONAL	Law enforcement and military personnel, security guards, postal workers, paramedics, industrial workers and construction workers	$69 - $179	Retail uniform stores, mail order catalogs, specialty safety stores
MILITARY	U. S. Government	NA	U.S. government supply chain
CASUAL	Retail customers of premium casual wear	$69 - $189	Independent retail stores, sporting goods stores, mail order catalogs and sporting goods stores
OUTDOOR APPAREL	Hunters and outdoorsmen	$7 - $200	Sporting goods stores, outdoor specialty stores, mail order catalogs, independent retail stores and mass merchandisers
GATES	Skiers, hunters and outdoorsmen and retail customers of premium casual wear	$7 - $70	Sporting goods stores, outdoor specialty stores, mail order catalogs, independent retail stores and mass merchandisers

Rugged Outdoor Footwear. Rugged outdoor footwear is the Company's largest product line, representing $48.1 million, or 45.3%, of Fiscal 2003 net sales. The Company's rugged outdoor footwear line consists of all season sport/hunting boots that are typically waterproof and insulated and a line of rubber footwear. These products are designed to keep outdoorsmen comfortable in extreme conditions. Most of the Company's rugged outdoor footwear styles have outsoles which are designed to provide excellent cushioning and traction. Although Rocky's rugged outdoor footwear is regularly updated to incorporate new camouflage patterns, the Company believes its products in this category are relatively insensitive to changing fashion trends.

Occupational Footwear. Occupational footwear, the Company's second largest product line, represented $34.6 million, or 32.6%, of Fiscal 2003 net sales. All occupational footwear styles are designed to be comfortable, flexible, lightweight, slip resistant and durable and are typically worn by people who are required to spend a majority of their time at work on their feet. This product category includes work/steel toe footwear designed for industrial, construction and manufacturing workers who demand leather work boots that are durable, flexible and comfortable and black duty footwear sold to security guards and law enforcement agents.

Military Footwear. Sales of military footwear were $0.4 million in Fiscal 2003, accounting for 0.4% of net sales. These sales are part of a $6.1 million contract awarded the Company in September 2003. The remaining $5.7 million of boots are expected to ship by the end of April 2004.

Casual Footwear. Sales of the Company's casual footwear were $2.5 million in Fiscal 2003, accounting for 2.4% of net sales. The Company's casual products target the upscale segment of the market and include well-styled, comfortable leather shoes of a variety of constructions, including traditional handsewn. Most of the Company's footwear in this segment is waterproof and highly functional for outdoor activity. The Company reduced its emphasis on the casual footwear segment beginning in Fiscal 2000. While continuing to offer high performance rugged casual footwear, the Company's emphasis is on marketing this line through its traditional dealer base.

Outdoor Apparel. In 2002 the Company began marketing outdoor gear consisting of hunting apparel, socks and accessories. Sales of the Company's outdoor gear were $4.5 million in Fiscal 2003, accounting for 4.2% of net sales. Outdoor gear is currently marketed through the Company's rugged outdoor footwear channels and is designed to leverage the Company's reputation within this product line by offering products directly complementary to the needs of hunters and outdoorsmen.

Gates. In April 2003 the Company acquired certain assets of Gates-Mills, Inc., including the Gates brand name. Sales of Gates branded products were $10.2 million in Fiscal 2003, accounting for 9.6% of net sales. Gates branded products are primarily hunting, ski and dress gloves.

Factory outlet stores. During 2003 the Company operated factory outlet stores in Nelsonville, Ohio and Edgefield, South Carolina. The Edgefield, South Carolina store was opened in August 2002. Products principally include first quality products, factory damaged goods and close-outs from the Company and Rocky licensed products. In addition, related products from other manufacturers are sold in the stores. For Fiscal 2003, net sales for factory outlet stores were $4.6 million, or 4.3% of the Company's total net sales.

Other. The Company manufactures and/or markets a variety of accessories, including innersole support systems, foot warmers, laces and foot powder. Sales of other products were $1.3 million in Fiscal 2003, accounting for 1.2% of net sales.

Net Sales Composition. The following table indicates the percentage of net sales derived from each major product line and the factory outlet stores for the periods indicated. Historical percentages may not be indicative of the Company's future product mix.

	Fiscal 2003	Fiscal 2002	Fiscal 2001
Rugged outdoor	45.3 %	46.7 %	54.7 %
Occupational	32.6	33.3	26.2
Military	0.4	7.2	8.7
Casual	2.4	2.6	4.3
Outdoor apparel	4.2	3.1	–
Gates	9.6	–	–
Factory outlet stores	4.3	4.6	4.6
Other	1.2	2.5	1.5
	100.0 %	100.0 %	100.0 %

Product Design and Development

Product design and development are initiated both internally by the Company's development staff and externally by customers and suppliers. The Company's product development personnel, marketing personnel and sales representatives work closely together to identify opportunities for new styles, camouflage patterns, design improvements and the incorporation of new materials. These opportunities are reported to the Company's development staff which oversees the development and testing of the new products. The Company strives to develop products which respond to the changing needs and tastes of consumers.

Sales, Marketing and Advertising

The Company has developed comprehensive marketing and advertising programs to gain national exposure and create brand awareness for the ROCKY and GATES branded products in targeted markets. By creating strong brand awareness, the Company seeks to increase the general level of retail demand for its products, expand the customer base and increase brand loyalty. The Company's footwear and apparel is sold by more than 3,000 retail and mail order companies in the United States and Canada. No single customer accounted for more than 10% of the Company's revenues in Fiscal 2003. The Company believes the loss of any single customer would not have a material adverse effect on the Company's financial position.

The Company's sales and marketing personnel are responsible for developing and implementing all aspects of advertising and promotion of the Company's products. In addition, the Company maintains a network of sales representatives who sell the Company's products throughout the United States and Canada. These representatives are either independent representatives who carried ROCKY and GATES branded products as well as other non-competing products or company employees who carry the ROCKY and GATES branded products exclusively.

The Company advertises and promotes its brands through a variety of methods, including product packaging, national print and television advertising and a telemarketing operation. In addition, the Company attends numerous tradeshows, which have historically been an important source of new orders, and also works to establish the ROCKY and GATES brands within the trade industry. The Company's marketing personnel have developed a product list, product catalog and dealer support system which includes attractive point-of-sale displays and co-op advertising programs.

The Company believes its long-term reputation for quality has increased awareness of the ROCKY and GATES brands. To further increase the strength of its brands, the Company has targeted the majority of its advertising efforts toward consumers. A key component of this strategy includes advertising through cost-effective cable broadcasts and national print publications aimed at audiences which share the demographic profile of the Company's typical customers. The Company's print advertisements and television commercials emphasize the waterproof nature of the Company's products as well as its high quality, comfort, functionality and durability. Management believes that by continuing to target consumers, the ROCKY and GATES brands will become more recognizable and establish the Company as an overall leader in the industry leading to greater retail demand for the product.

Manufacturing and Sourcing

The Company manufactures footwear in the Company's facilities located in the Dominican Republic and Puerto Rico, and sources footwear, apparel and accessories from factories in the Far East.

In September 2001, the Board of Directors approved a plan to consolidate and realign the Company's footwear manufacturing operations. Under this plan, the Company moved the footwear manufacturing operations at the Nelsonville, Ohio factory to the Company's factory in Puerto Rico. The restructuring plan was completed in the fourth quarter of 2001.

Approximately 34% of the Company's fiscal 2003 net sales were attributable to products produced in its own facilities in the Dominican Republic and Puerto Rico. The Company also sources products from manufacturers in the Far East, which accounted for approximately 66% of net sales in Fiscal 2003. A greater portion of the Company's products may be sourced in the future since the Company can generally achieve higher initial gross margins on sourced products. The Company sources products from manufacturers who have demonstrated the intent and ability to maintain the high quality that has become associated with the ROCKY and GATES brands.

Quality control is stressed at every stage of the manufacturing process and is monitored by trained quality assurance personnel at each of the Company's manufacturing facilities. Every pair of ROCKY footwear, or its component parts, produced at the Company's facilities is inspected at least five times during the manufacturing process with some styles inspected up to nine times. Every GORE-TEX waterproof fabric bootie liner is individually tested by filling it with compressed air and submerging it in water to verify that it is waterproof. Quality control personnel at the finished goods distribution facility located near Logan, Ohio conduct quality control testing on incoming sourced finished goods and raw materials and inspect random samples from the finished goods inventory from each of the Company's manufacturing facilities to ensure that all items meet the Company's high quality standards. A portion of the manufacturing employees' compensation is based on the level of product quality of their work group.

As part of the Company's quality control process, the Company uses employees in its China office to visit foreign factories to conduct quality control reviews of raw materials, work in process inventory, and finished goods. In addition, upon arrival at the Company's Ohio distribution center, another inspection of sourced products is conducted by the Director of Quality Control. The Company does not use hedging instruments with respect to foreign sourced products.

Compliance with federal, state and local regulations with respect to the environment has not had any material effect on the earnings, manufacturing process, capital expenditures or competitive position of the Company. Compliance with such laws or changes therein could have a negative impact.

The Company's products are distributed nationwide and in Canada from the Company's finished goods distribution facilities located near Logan, Ohio and Waterloo, Ontario.

Suppliers

The Company purchases raw materials from a number of domestic and foreign sources. The Company does not have any long-term supply contracts for the purchase of its raw materials, except for limited blanket orders on leather to protect wholesale selling prices for an extended period of time. The principal raw materials used in the production of the Company's products, in terms of dollar value, are leather, GORE-TEX waterproof breathable fabric, CORDURA nylon fabric and soling materials. The Company believes that these materials will continue to be available from its current suppliers and, with the possible exception of GORE-TEX waterproof breathable fabric, there are acceptable alternatives to these suppliers and materials.

GORE-TEX waterproof fabric is purchased under license directly from W. L. Gore & Associates, Inc. ("Gore"). A majority of the Company's footwear incorporates GORE-TEX waterproof breathable fabric. The Company, which has been a customer of Gore since 1980, was the first footwear manufacturer licensed by Gore to manufacture, promote, sell and distribute footwear worldwide using GORE-TEX waterproof breathable fabric. The Company is currently one of the largest customers of GORE-TEX waterproof breathable fabric for footwear. Although other waterproofing techniques or materials are available, the Company places a high value on its GORE-TEX license because the GORE-TEX trade name has high brand name recognition and the GORE-TEX waterproof breathable fabric used in the manufacture of ROCKY footwear has a reputation for quality and proven performance.

Under the Company's licensing agreement with Gore, a prototype or sample of each style of shoe or boot designed and produced by the Company that incorporates GORE-TEX waterproof breathable fabric must be tested and approved by Gore before the Company is permitted to manufacture or sell commercial quantities of that style of footwear. Gore's testing involves immersing the Company's footwear prototype for days in a water exclusion tester and flexing the prototype 500,000 times, simulating a 500-mile march through several inches of water. The prototype is then placed in a sweat absorption and transmission tester to measure "breathability," which is the amount of perspiration that can escape from the footwear.

All of the Company's GORE-TEX fabric footwear is guaranteed to be waterproof for one year from the date of purchase. When a customer claims that a product is not waterproof, the product is returned to the Company for further testing. If the product fails this testing process, it is either replaced or credit is given, at the customer's discretion. The Company believes that the claims associated with this guarantee have been consistent with guarantee claims in the footwear industry.

Seasonality and Weather

The Company has historically experienced significant seasonal fluctuations in the sale of rugged outdoor footwear. A majority of orders are placed in January through April for delivery in July through October. In order to meet demand, the Company must manufacture rugged outdoor footwear year round to be in a position to ship advance orders during the last two quarters of each calendar year. Accordingly, average inventory levels have been highest during the second and third quarters of each calendar year and sales have been highest in the last two quarters of each calendar year. Because of seasonal fluctuations, there can be no assurance that the results for any particular interim period will be indicative of results for the full year or for future interim periods.

Many of the Company's products, particularly its rugged outdoor footwear and outdoor apparel lines, are used by consumers in cold or wet weather. Mild or dry weather conditions can have a material adverse effect on sales of the Company's products, particularly if they occur in broad geographical areas during late fall or early winter. Also, due to variations in weather conditions from year to year, results for any single quarter or year may not be indicative of results for any future quarter or year.

Retailers in general have begun placing orders closer to the selling season. This increases the Company's business risk because it must produce and carry inventories for relatively longer periods. In addition, the later placement of orders may change the historical pattern of orders and sales and increase the seasonal fluctuations in the Company's business. There can be no assurance that the results for any particular interim period or year will be indicative of results for the full year or for any future interim period or year.

Backlog

At December 31, 2003, backlog was $11.4 million, including approximately $5.7 million related to a military contract. At December 31, 2002, backlog was $4.4 million and included no backlog related to a military contract. Because a majority of the Company's orders are placed in January through April for delivery in July through October, the Company's backlog is lowest during the October through December period and peaks during the April through June period. Factors other than seasonality could have a significant impact on the Company's backlog and, therefore, the Company's backlog at any one point in time may not be indicative of future results. Generally, orders may be canceled by customers prior to shipment without penalty.

Patents, Trademarks and Trade Names

The Company owns numerous United States design and utility patents for footwear. The Company is not aware of any infringement of its patents or that it is infringing any patents owned by third parties.

The Company owns United States federal registrations for its marks ROCKY®, ROCKY BOOTS and Design® (which claims a ram's head Design as part of the mark), ROCKY and Design® (which claim a ram's head Design as part of the mark), ROCKY and Design® (which claims a mountain range and ram's head inside a triangle), ADIRONDACK COLLECTION®, ALPHA FORCE®, AOG®, AQUA GUARD®, BEAR CLAW®, CAMO-TEK®, CORNSTALKERS®, FIRSTMED®, GATES®, GATES GLOVES®, GATES LIGHT (Stylized)®, GATES ULTRA LITE®, LONGBEARD®, PROHUNTER®, ROCKY and Design® for cigars, ROCKY ELIMINATOR®, ROCKY 911 SERIES and Design®, SAWBLADE®, SILENTHUNTER®, SNOW STALKER®, STALKERS®, TAC•TEAM®, TRIAD® and WILD WOLF®. Additional mark variations for ROCKY™ and Design (which claims a ram's head Design as part of the mark), BIG MOUNTAIN™, G and Design™, GATES™, GATES SMART GLOVE™, PRO-HIKER™, and SMART GLOVE BY GATES® are the subject of pending United States federal applications for registration. In addition, the Company uses and has common law rights in the marks ROCKY® MOUNTAIN STALKERS®, and other ROCKY® marks. During 1994, the Company began to increase distribution of its goods in several countries, including countries in Western Europe, Canada and Japan. The Company has applied for trademark registration of its ROCKY® mark in a number of foreign countries.

The Company also uses in its advertising and in other documents the following trademarks owned by corporations other than the Company: GORE-TEX® and CROSSTECH® are registered trademarks of W.L. Gore & Associates, Inc.; CORDURA® is a registered trademark of E.I. DuPont de Nemours and Company; THINSULATE® is a registered trademark of Minnesota Mining and Manufacturing Company; and CAMBRELLE® is a trademark of Koppers Industries, Inc. The Company is not aware of any material conflicts concerning its marks or its use of marks owned by other corporations.

Competition

The Company operates in a very competitive environment. Product function, design, comfort, quality, technological improvements, brand awareness, timeliness of product delivery and pricing are all important elements of competition in the markets for the Company's products. The Company believes that, based on these factors, it competes favorably in its rugged outdoor footwear and occupational footwear market niches. The Company competes in markets against competitors with greater financial, distribution and marketing resources. These competitors have strong brand name recognition in the markets they serve.

The footwear industry is subject to rapid changes in consumer preferences. The Company's casual product line and certain styles within its rugged outdoor and occupational product lines are susceptible to fashion trends. Therefore, the success of these products and styles are more dependent on the Company's ability to anticipate and respond to changing fashion trends and consumer demands within its niche market in a timely manner. The Company's inability or failure to do so could adversely affect consumer acceptance of these product lines and styles and could have a material adverse effect on the Company's business, financial condition and results of operations.

Employees

At December 31, 2003, the Company had approximately 1,010 full-time employees and 16 part-time employees. Approximately 864 of these full-time employees are in the Dominican Republic and Puerto Rico. The Company has approximately 738 employees engaged in production and the balance in managerial and administrative positions. Management considers its relations with all of its employees to be good. The collective bargaining agreement between the Company and the Union of Needletrades, Industrial and Textile Employees ("UNITE") was cancelled with the closing of the Company's Nelsonville, Ohio manufacturing facility in November, 2001.

Business Risks

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). In addition to the other information in this report, readers should carefully consider that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause the Company's actual consolidated results of operations for Fiscal 2004 and beyond, to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

Dependence on Sales Forecasts. The Company's investments in infrastructure and product inventory are based on sales forecasts and are necessarily made in advance of actual sales. The markets in which the Company does business are highly competitive, and the Company's business is affected by a variety of factors, including brand awareness, changing consumer preferences, product innovations, susceptibility to fashion trends, retail market conditions, weather conditions and economic and other factors. One of management's principal challenges is to improve its ability to predict these factors, in order to enable the Company to better match production with demand. In addition, the Company's growth over the years has created the need to increase the investment in infrastructure and product inventory and to enhance the Company's systems. To the extent sales forecasts are not achieved, costs associated with the infrastructure and carrying costs of product inventory would represent a higher percentage of revenue, which would adversely affect the Company's financial performance.

Changes in Consumer Demand. Demand for the Company's products, particularly the Company's casual product line and certain styles within its rugged outdoor and occupational product lines, may be adversely affected by changing fashion trends. The future success of the Company will depend upon its ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. The Company's failure to adequately anticipate or respond to such changes could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, sales of the Company's products may be negatively affected by weak consumer spending as a result of adverse economic trends or uncertainties regarding the economy. See "Business -- Competition."

Seasonality. The Company has historically experienced, and expects to continue to experience, significant seasonal fluctuations in the sale of its products. The Company's operating results have varied significantly in the past, and may vary significantly in the future, partly due to such seasonal fluctuations. A majority of the orders for the Company's rugged outdoor footwear are placed in January through April for delivery in July through October. To meet demand, the Company must manufacture its products year-round. Accordingly, average inventory levels have been highest during the second and third quarters of each calendar year, and sales have been highest in the last two quarters of each calendar year. The Company believes that sales of its products will continue to follow this seasonal cycle. Additionally, the Company does not have long-term contracts with its customers. Accordingly, there is no assurance that the results for any particular quarter will be indicative of results for the full year or for the future. The Company believes that comparisons of its interim results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to the factors mentioned above as well as factors discussed elsewhere in this Form 10-K, it is possible that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock will likely be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Seasonality and Weather."

Impact of Weather. Many of the Company's products, particularly its rugged outdoor footwear and apparel lines, are used primarily in cold or wet weather. Mild or dry weather has in the past and may in the future have a material adverse effect on sales of the Company's products, particularly if mild or dry weather conditions occur in broad geographical areas during late fall or early winter. Also, due to variations in weather conditions from year to year, results for any single quarter or year may not be indicative of results for any future period. See "Business -- Seasonality and Weather."

Competition. The footwear and apparel industries are intensely competitive, and the Company expects competition to increase in the future. Many of the Company's competitors have greater financial, distribution and marketing resources than the Company. The Company's ability to succeed depends on its ability to remain competitive with respect to the quality, design, price and timely delivery of products. Competition could materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Competition."

Reliance on Suppliers. The Company purchases raw materials from a number of domestic and foreign sources. The Company does not have any long-term supply contracts for the purchase of its raw materials, except for limited blanket orders on leather. The principal raw materials used in the production of the Company's footwear, in terms of dollar value, are leather, GORE-TEX waterproof breathable fabric, CORDURA nylon fabric and soling materials. The Company currently believes there are acceptable alternatives to these suppliers and materials, with the exception of the GORE-TEX waterproof breathable fabric.

The Company is currently one of the largest customers of GORE-TEX waterproof fabric for use in footwear. The Company's licensing agreement with W.L. Gore & Associates, Inc. may be terminated by either party upon advance written notice to the other party by October 1 of the current year of the agreement that the agreement will terminate, effective December 31 of that same year. Although other waterproofing techniques and materials are available, the Company places a high value on its GORE-TEX waterproof breathable fabric license because GORE-TEX has high brand name recognition and the GORE-TEX waterproof fabric used in the manufacture of ROCKY footwear has a reputation for quality and proven performance. Even though the Company does not believe that its supply of GORE-TEX waterproof breathable fabric will be interrupted in the future, no assurance can be given in this regard. The Company's loss of its license to use GORE-TEX waterproof breathable fabric could have a material adverse effect on the Company's competitive position, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Suppliers."

Changing Retailing Trends. A continued shift in the marketplace from traditional independent retailers to large discount mass merchandisers has increased the pressure on many footwear manufacturers to sell products to large discount mass merchandisers at less favorable margins. Because of competition from large discount mass merchandisers, a number of small retailing customers of the Company have gone out of business, and in the future more of these customers may go out of business, which could have a material adverse effect on the Company's business, financial condition and results of operations. Although progressive independent retailers have attempted to improve their competitive position by joining buying groups, stressing personal service and stocking more products that address specific local needs, a continued shift to discount mass merchandisers could have a material adverse effect on the Company's business, financial condition and results of operations. The Company established the Wild Wolf® by Rocky® brand in Fiscal 2000 to offer rugged outdoor footwear for sale in another segment of retail. This footwear includes some, but not all, of the components of the traditional ROCKY brand. Therefore, this line is sold to the mass merchandise channel of distribution at lower retail prices than historically available in ROCKY brand products. See "Business -- Sales, Marketing and Advertising."

Reliance on Key Personnel. The development of the Company's business has been, and will continue to be, highly dependent upon Mike Brooks, Chairman, President and Chief Executive Officer, David Sharp, Executive Vice President and Chief Operating Officer, and James McDonald, Vice President and Chief Financial Officer. Mr. Brooks has an at-will employment agreement with the Company. The employment agreement provides that in the event of termination of employment with the Company, he will receive a severance benefit and may not compete with the Company for a period of one year. The loss of the services of any of these officers could have a material adverse effect upon the Company's business, financial condition and results of operations.

Reliance on Foreign Manufacturing. A majority of the Company's products are produced in the Dominican Republic and Far East. Therefore, the Company's business is subject to the risks of doing business offshore, such as: the imposition of additional United States legislation and regulations relating to imports, including quotas, duties, taxes or other charges or restrictions; weather conditions in the Dominican Republic and Far East; foreign governmental regulation and taxation; fluctuations in foreign exchange rates; changes in economic conditions; changes in the political stability of the these countries; and changes in relationships between the United States and these countries. If any such factors were to render the conduct of business in these countries undesirable or impracticable, the Company would have to source its products elsewhere. There can be no assurance that additional sources or products would be available to the Company or, if available, that such sources could be relied on to provide product at terms favorable to the Company. Such a development would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing and Sourcing."

Changes in Tax Rates. In past years, the Company's effective tax rate typically has been substantially below the United States federal statutory rates. The Company has paid minimal income taxes on income earned by its subsidiary in Puerto Rico due to tax credits afforded the Company under Section 936 of the Internal Revenue Code and local tax abatements. However, Section 936 of the Internal Revenue Code has been repealed such that future tax credits available to the Company are capped beginning in 2002 and terminate in 2006. In addition, the Company's local tax abatements in Puerto Rico are scheduled to expire in 2004. The Company provided no U.S. income tax on the unrepatriated income generated by its subsidiary in the Dominican Republic. Consequently, no income taxes are provided on these cumulative earnings of approximately $8,180,000. During fourth quarter Fiscal 1996 through December 31, 1998, the Company elected to repatriate future earnings of its subsidiary in the Dominican Republic and provided taxes on the earnings during that period. In 1999, the Company elected not to repatriate all 1999 and future earnings of its subsidiary in the Dominican Republic.

The Company's future tax rate will vary depending on many factors, including the level of relative earnings and tax rates in each jurisdiction in which it operates and the repatriation of any foreign income to the United States. The Company cannot anticipate future changes in such laws. Increases in effective tax rates or changes in tax laws may have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Manufacturing. The Company currently plans to retain its internal manufacturing capability in order to continue benefiting from expertise the Company has gained with respect to footwear manufacturing methods conducted at its manufacturing facilities. The Company continues to evaluate its manufacturing facilities and independent manufacturing alternatives in order to determine the appropriate size and scope of its manufacturing facilities. There can be no assurance that the costs of products that continue to be manufactured by the Company can remain competitive with sourced products. In an effort to enhance its competitive position, during the first quarter of 2000 the Company began to curtail manufacturing at its Nelsonville, Ohio plant and to consolidate production at its plants in Puerto Rico and the Dominican Republic. As of November 16, 2001, the Company closed its Nelsonville, Ohio manufacturing facility.

Concentration of Stock Ownership; Certain Corporate Governance Measures. The directors and executive officers of the Company beneficially own approximately 12.4% of the Company's outstanding Common Stock. As a result, these shareholders are able to exert significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. The Company has also adopted certain corporate governance measures which, individually or collectively, could delay or frustrate the removal of incumbent directors and could make a merger more difficult, tender offer or proxy contest involving the Company even if such events might be deemed by certain shareholders to be beneficial to the interest of the shareholders.

Volatility of Market Price. From time to time, there may be significant volatility in the market price of the Common Stock. The Company believes that the current market price of its Common Stock reflects expectations that the Company will be able to continue to market its products profitably and develop new products with market appeal. If the Company is unable to market its products profitably and develop new products at a pace that reflects the expectations of the market, investors could sell shares of the Common Stock at or after the time that it becomes apparent that such expectations may not be realized, resulting in a decrease in the market price of the Common Stock.

In addition to the operating results of the Company, changes in earnings estimates by analysts, changes in general conditions in the economy or the financial markets or other developments affecting the Company or its industry could cause the market price of the Common Stock to fluctuate substantially. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies, including the Company, for reasons unrelated to their operating performance. See "Market for the Registrant's Common Equity and Related Matters."

Accounting Standards. Changes in the accounting standards promulgated by the Financial Accounting Standards Board or other authoritative bodies could have an adverse effect on the Company's future reported operating results.

Environmental and Other Regulation. The Company is subject to various environmental and other laws and regulations, which may change periodically. Compliance with such laws or changes therein could have a negative impact on the Company's future reported operating results.

Limited Protection of Intellectual Property. The Company regards certain of its footwear designs as proprietary and relies on patents to protect those designs. The Company believes that the ownership of the patents is a significant factor in its business. Existing intellectual property laws afford only limited protection of the Company's proprietary rights, and it may be possible for unauthorized third parties to copy certain of the Company's footwear designs or to reverse engineer or otherwise obtain and use information that the Company regards as proprietary. The Company believes its patents provide a measure of security against competition, and the Company intends to enforce its patents against infringement by third parties. However, if the Company's patents are found to be invalid, to the extent they have served, or would in the future serve, as a barrier to entry to the Company's competitors, such invalidity could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company owns United States federal registrations for a number of its trademarks, trade names and designs. Additional trademarks, trade names and designs are the subject of pending federal applications for registration. The Company also uses and has common law rights in certain trademarks. During 1994, the Company began to increase distribution of its goods in several foreign countries. Accordingly, the Company has applied for trademark registrations in a number of these countries. The Company intends to enforce its trademarks and trade names against unauthorized use by third parties. See "Business -- Patents, Trademarks and Trade Names."

Risks Associated with Forward Looking Statements. This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding the intent, belief and expectations of the Company and its management, such as statements concerning the Company's future profitability and its operating and growth strategy. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Business Risks" in this Annual Report on Form 10-K and other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this Annual Report on Form 10-K will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. The Company does not assume any obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

ITEM 2. PROPERTIES.

The Company owns, subject to a mortgage, executive offices and a factory outlet store which are located in Nelsonville, Ohio in a two-story 25,000 square foot building. The first floor of this building, which consists of approximately 12,500 square feet, houses the Company's factory outlet store which was opened in late 1994. The second floor houses the Company's executive offices.

The Company owns a 5,000 square foot office building in Nelsonville, Ohio, subject to a mortgage, which is currently under lease to an unrelated entity.

The Company owns, subject to a mortgage, a 98,000 square foot distribution warehouse in Nelsonville, Ohio. This facility is currently under lease to an unrelated entity.

The Company leases a 41,000 square foot facility in Nelsonville, Ohio, from the William Brooks Real Estate Company, which is 20% owned by Mike Brooks, Chairman and CEO of the Company. This building was used for manufacturing and presently houses additional outlet store retail space. A portion of the space not currently needed for the Company's use is under lease to unrelated entities. The lease with the William Brooks Real Estate Company expires in February 2005 with options for 1 year extensions and an option to purchase.

Lifestyle leases two manufacturing facilities, one of which contains 44,978 square feet and the other which contains 39,581 square feet in Moca, Puerto Rico. These buildings are leased from the Puerto Rico Industrial Development Company under a net operating lease which expires in 2009.

Five Star's manufacturing facility, consisting of three connected buildings and a stand-alone building, is located in a tax-free trade zone in the Dominican Republic. Five Star leases 82,000 square feet of this facility from the Dominican Republic Corporation for Industrial Development (the "DRCID") under a Consolidation of Lease Contract, dated as of February 1997, the term of which expires on June 1, 2004. Five Star leases an additional stand-alone 37,000 square foot building from the DRCID under a lease that expires March 1, 2008.

The Company owns, subject to a mortgage, a finished goods distribution facility near Logan, Ohio. The building contains 192,000 square feet and is situated on 17.9 acres of land. The finished goods distribution facility became fully operational in the first quarter of 2000.

Rocky Canada leases an approximately 5,000 square foot facility in Waterloo, Ontario, from Marshland Centre Limited. The facility is used for distribution of certain of the Company's products in Canada. The lease expires on July 31, 2006 with an option for a five-year extension.

ITEM 3. LEGAL PROCEEDINGS.

The Company is, from time to time, a party to litigation which arises in the normal course of its business. Although the ultimate resolution of pending proceedings cannot be determined, in the opinion of management, the resolution of such proceedings in the aggregate will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

The Company's Common Stock trades on the NASDAQ National Market under the symbol "RCKY." The following table sets forth the range of high and low sales prices for the Common Stock for the periods indicated, as reported by the NASDAQ National Market:

Quarter Ended	High	Low
March 31, 2002	$ 7.75	$ 5.20
June 30, 2002	$ 8.90	$ 5.40
September 30, 2002	$ 6.30	$ 4.18
December 31, 2002	$ 5.65	$ 4.25
March 31, 2003	$ 7.30	$ 4.77
June 30, 2003	$ 9.54	$ 6.50
September 30, 2003	$ 11.72	$ 9.10
December 31, 2003	$ 26.01	$ 11.12

On March 15, 2004, the last reported sales price of the Common Stock on the NASDAQ National Market was $22.79 per share. As of March 15, 2004, there were approximately 170 shareholders of record of the Common Stock.

The Company presently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future. Future dividend policy will depend upon the earnings and financial condition of the Company, the Company's need for funds and other factors. Presently, the Line of Credit restricts the payment of dividends on the Common Stock. At December 31, 2003, the Company had no retained earnings available for distribution.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA.

ROCKY SHOES & BOOTS, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except for per share data)

	Five Year Financial Summary				
	12/31/03	12/31/02	12/31/01	12/31/00	12/31/99
icome Statement Data					
let sales	$ 106,165	$ 88,959	$ 103,320	$ 103,229	$ 98,781
iross margin % of sales	30.9%	26.3%	22.5%	23.8%	15.7%
let income (loss)	$ 6,039	$ 2,843	$ 1,531	$ 96	$ (5,130)
'er Share					
let income (loss)					
Basic	$ 1.44	$ 0.63	$ 0.34	$ 0.02	$ (1.09)
Diluted	$ 1.32	$ 0.62	$ 0.34	$ 0.02	$ (1.09)
Veighted average number of common shares outstanding:					
Basic	4,190	4,500	4,489	4,489	4,710
Diluted	4,561	4,590	4,549	4,493	4,710
Balance Sheet Data					
nventories	$ 38,068	$ 23,182	$ 27,714	$ 32,035	$ 32,573
Total assets	$ 86,175	$ 68,417	$ 74,660	$ 86,051	$ 89,333
Working capital	$ 54,210	$ 41,751	$ 44,267	$ 50,201	$ 48,468
Long-term debt, less current maturities	$ 17,515	$ 10,488	$ 16,976	$ 26,445	$ 25,177
Shareholders' equity	$ 58,385	$ 52,393	$ 51,043	$ 50,326	$ 50,229

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This Management's Discussion and Analysis of Financial Condition and Result of Operations ("MD&A") describes the matters that we consider to be important to understanding the results of our operations for each of the three years in the period ended December 31, 2003, and our capital resources and liquidity as of December 31, 2003 and 2002. Use of the terms "Rocky", "we", "us" and "our" in this discussion refer to Rocky Shoes & Boots, Inc. and subsidiaries. Our fiscal year begins on January 1 and ends on December 31. We analyze the results of our operations for the last three years, including the trends in the overall business followed by a discussion of our cash flows and liquidity, our credit facility, and contractual commitments. We then provide a review of the critical accounting judgments and estimates that we have made which we believe are most important to an understanding of our MD&A and our consolidated financial statements. We conclude our MD&A with information on recent accounting pronouncements which we adopted during the year, as well as those not yet adopted that are expected to have an impact on our financial accounting practices.

The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and our consolidated financial statements and the notes thereto, all included elsewhere herein. The forward-looking statements in this section and other parts of this document involve risks and uncertainties including statements regarding our plans, objectives, goals, strategies, and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under the caption "Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995" below. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements made by or on behalf of Rocky Shoes & Boots, Inc. and its subsidiaries ("Rocky" or the "Company").

We have one reportable segment: the design, manufacture and distribution of high quality men's and women's footwear and related apparel and accessories. We sell our products primarily to large and small retailers throughout the United States of America and Canada.

2003 OVERVIEW

The Company continued to implement its growth strategy in 2003 through key line extensions in apparel and footwear. This strategy was initially focused on leveraging the ROCKY brand from footwear to outdoor apparel and accessories. During 2003, the strategy was expanded to include the GATES brand, which was acquired in April 2003 along with certain assets of Gates-Mills, Inc.

Highlights of our 2003 financial performance include the following:

- Net sales, led by a 28% increase in branded sales, rose to $106.2 from $89.0 million in 2002.
- The Company's gross profit margin increased 460 basis points to a record 30.9% of net sales for 2003 versus 26.3% the prior year.
- Net income more than doubled in 2003 to $6.0 million from $2.8 million the prior year. Diluted earnings per common share were $1.32 in 2003 compared with $0.62 per share in 2002.
- Capital expenditures were $2.2 million in 2003 compared to $2.3 million in 2002. A majority of these expenditures were for footwear patterns and lasts that are used to produce new footwear styles for men and women.
- Net debt (total debt minus cash, cash equivalents, marketable securities and interest-bearing deposits) was $15.9 million or 20.8% of total capitalization at December 31, 2003 compared to $6.7 million or 10.6% of total capitalization at year-end 2002. Total debt was $18.0 million or 23.6% of total capitalization at December 31, 2003 compared to $11.0 million or 17.3% of total capitalization at year-end 2002.

Market conditions improved during 2003 compared to 2002. For the Company's rugged outdoor products, this was due to solid sell-through at retail during the fall and winter seasons in 2002 which benefited initial orders for products in the Company's outdoor category for 2003. Additionally, increased demand for the Company's branded products in the second half of 2003 combined with relatively colder and wetter weather conditions contributed to higher product re-orders, especially during the fourth quarter of 2003.

The Company anticipates further benefits from its growth strategy in 2004 due to increased net sales resulting from broader product lines and increased demand for its branded products. Improvement in net sales and profitability is anticipated from full-year sales of line extensions introduced during 2003, new footwear and clothing products introduced in 2004, and a higher level of footwear sales for delivery to the U.S. military than in 2003.

Sales of boots for delivery to the U.S. military occur from time to time based on competitively bid contracts. The Company entered into a $6.1 million contract with Belleville Shoe Manufacturing Company ("Belleville") in September 2003 for Intermediate Cold Wet Boots ("ICWs"). Initial shipments, $0.4 million, of these ICWs began in the fourth quarter 2003 and the remaining amount of these ICWs, $5.7 million, are expected to be shipped by May 2004.

On March 9, 2004, the Company announced a $16.4 million contract with Belleville to produce 200,000 pairs of Infantry Combat Boots ("ICBs"). Shipments are expected to begin in June 2004 and continue at the rate of 20,000 pairs per 30 day period. All of the ICBs will be manufactured in the Company's factory in Puerto Rico. This agreement includes a provision permitting Belleville, at its sole option, to order up to an additional 675,000 pairs of ICBs to be produced by the Company following shipment of the 200,000 pairs of ICBs.

Sales of the Company's work products, which are sold year-round, increased significantly in 2003 compared to 2002 due to new product introductions, especially in western influenced footwear. The Company is pursuing key line extensions in its work and duty markets. Building on its success in branded outdoor apparel, the Company introduced a line of work apparel in the first quarter of 2004.

The Company's gross profit margin increased 460 basis points to a record 30.9% of net sales for 2003 versus 26.3% the prior year. This was primarily due to increased sales of sourced products, which represented 66% of net sales in 2003 compared to 49% in 2002. For 2004, we anticipate that incremental improvement can be achieved in gross margin dollars; however, the Company anticipates a slightly lower gross profit margin expressed as a percentage of net sales compared to last year due to a higher sales mix of footwear manufactured for the U.S. military, which traditionally has lower gross margins than branded products.

Most of the Company's selling, general & administrative ("SG&A") expenses are generally fixed costs with the exception of commissions and incentive compensation, which fluctuate in response to changes in sales and profitability from period to period. SG&A expenses for 2004 are expected to be higher in absolute dollars in response to anticipated sales growth and improved profitability.

The Company's effective tax rate for 2003 was 28.7%. We anticipate a slightly higher tax rate in 2004 as most of our sourced products are taxed at U.S. rates.

PERCENTAGE OF NET SALES

References to 2003, 2002 and 2001 are to years ended December 31 of the respective year.

	2003	2002	2001
Net sales	100.0 %	100.0 %	100.0 %
Costs of goods sold	69.1	73.7	77.5
Gross margin	30.9	26.3	22.5
SG&A expenses and plant closing costs in 2001	21.9	20.9	19.0
Income from operations	9.0 %	5.4 %	3.5 %

2003 COMPARED TO 2002

Net Sales

Net sales rose 19.3% to $106.2 million for the year ended December 31, 2003 from $89.0 million the prior year. This was attributable to a 28% increase in branded product sales, which include ROCKY footwear, apparel and accessories and GATES products. Shipments of boots to the U.S. military for the year ended December 31, 2003 were $6.0 million below the prior year. These sales fluctuate in response to specific competitively bid contracts to produce boots for the U.S. military.

Footwear sales increases were led by the rugged outdoor category, which sales increased 15.7% to $48.1 million for 2003. These sales benefited from increased demand and more seasonal weather conditions in most regions of the U.S. where the Company's rugged outdoor footwear is sold. Initial sell-through and re-orders were particularly strong during the fall and winter season due to the weather conditions which also benefited from increased demand for the ROCKY brand. Occupational footwear increased 16.7% to $34.6 million reflecting product line extensions, particularly a line of western influenced footwear. Casual footwear sales increased $0.2 million to $2.5 million in 2003, consistent with the Company's emphasis on controlled growth within this category through its existing dealer network.

ROCKY branded apparel, particularly for the outdoor market, was introduced in 2002. Net sales in this category increased 67% to $4.5 million for 2003 compared to $2.7 the prior year.

GATES branded product sales were $10.2 million for 2003 due to the acquisition of the Gates brand in April 2003.

Military sales, which occur from time to time, were $0.4 million in 2003 versus $6.4 million in 2002. This represented initial shipments under a $6.1 million contract to produce boots for delivery to the U.S. military. The remaining amount of this contract is expected to be shipped by the second quarter 2004.

Net sales for the Company's factory outlet stores increased 13% to $4.6 million in 2003 compared with $4.1 million the prior year. The retail sales increase was the result of more traditional seasonal weather, expansion of the Company's Nelsonville store, and refocused merchandising of the retail stores.

Average list prices for the Company's footwear, apparel and accessories were similar in 2003 compared to 2002.

Gross Margin

Gross margin rose to $32.8 million for 2003 from $23.4 million the prior year. Expressed as a percentage of net sales, gross margin increased 460 basis points to 30.9% of net sales in 2003 compared with 26.3% in 2002. This increase in gross margin was attributable to sales mix and a 17 percentage point increase in sourced product sales. The 2003 gross margin benefited from lower shipments of boots to the U.S. military in 2003. Historically, these boots are produced at gross margins below the Company's overall average.

The Company has been sourcing footwear from outside the United States since 1993. In 2003, sourced footwear, apparel and accessories increased to 66% of net sales from 49% in 2002. The increase in sourced products sales as a percentage of total sales is expected to continue in the future; however, such increase is not expected to be at the same year-over-year growth rate as the Company experienced in 2003.

Selling, General & Administrative Expenses

Selling, general and administrative ("SG&A") expenses were $23.3 million, or 21.9% of net sales, for 2003 versus $18.7 million, or 21.0% of net sales, the prior year. The increase in SG&A expenses for the year ended December 31, 2003 was due to higher commissions paid, additional distribution costs, and higher incentive compensation. All of these factors are attributable to the increase in net sales and profitability compared to the prior year. Most of the Company's SG&A expenses are relatively fixed and changes between periods are generally in response to increased sales and profitability.

Interest Expense

Interest expense was $1.4 million for both of the years 2003 and 2002. The Company benefited from generally lower interest rates, which was partially offset by higher average outstanding borrowings.

The Company's funded debt increased to $18.0 million at December 31, 2003 versus $11.0 million a year ago. The increase in funded debt in 2003 was due to the purchase of certain assets of Gates-Mills, Inc., the repurchase of 483,500 shares of common stock, and increased inventory to support sales growth. The Company's investment in capital assets was substantially below depreciation expense for 2003 and 2002.

Income Taxes

Income tax expense increased $1.4 million to $2.4 million in 2003 compared to $1.0 million in 2002. The Company's effective tax rate was 28.7% for 2003 compared to 25.1% the previous year. This effective rate is lower than the statutory rate of 35.0% due to a portion of income being earned in offshore jurisdictions where effective tax rates are lower than the U.S. effective tax rate and the Company's decision not to repatriate foreign earnings to the U.S. The increase in the effective tax rate in 2003 over 2002 is due primarily to the increase in sales of sourced products which are taxed at U.S. effective tax rates.

2002 COMPARED TO 2001

Net Sales

Net sales declined 13.9% to $89.0 million for 2002 compared to $103.3 million for 2001. This decline was primarily due to reduced sales of rugged outdoor footwear, which declined $15.0 million to $41.5 million in 2002. Due to relatively mild fall and winter weather conditions and sluggish economic conditions, the Company's customers had higher inventories than planned at the end of the 2001. As a result, orders for rugged outdoor footwear in 2002 were adversely affected. Demand increased during the 2002 fall and winter seasons; however, sales in 2002 remained below the prior year.

Occupational footwear sales increased $2.6 million to $29.6 million in 2002. These sales are less susceptible to weather conditions and occur throughout the year. The Company introduced additional work styles in 2002 that were well received by customers.

Sales of military boots for delivery to the U.S. government declined $2.5 million to $6.4 million in 2002 due to fulfillment of a contract that began in 2001 which was completed in the second quarter 2002. These sales are dependent on specific awards from the U.S. government based on a competitive bidding process, which occur from time to time.

Casual footwear sales declined $2.1 million to $2.3 million in 2002, consistent with the Company's reduced emphasis on this footwear category.

Rocky branded apparel and accessories were introduced in the first quarter 2002. This line extension of the ROCKY brand achieved strong sell-through in 2002, resulting in sales of approximately $2.7 million. Consistent with its strategy to leverage the ROCKY brand, the Company reacquired the licensing rights to ROCKY® Kids and ROCKY® socks in the first quarter 2002.

The Company's factory outlet stores had net sales of $4.1 million in 2002 compared with $4.7 million the prior year. This was primarily due to lower sales in the Company's Nelsonville store.

Average list prices for the Company's footwear, clothing and accessories were similar in 2002 compared with 2001.

Gross Margin

Gross margin increased slightly in 2002 to $23.4 million from $23.3 million the prior year. Expressed as a percentage of net sales, gross margin increased to 26.3% of net sales in 2002 compared to 22.5% in 2001. Benefits from the Company's manufacturing realignment, increased sourcing, and more favorable product mix contributed to the improvement.

The Company closed its Nelsonville, Ohio factory in the fourth quarter 2001 and moved that production capacity to its factory in Puerto Rico. The manufacturing realignment was completed in the fourth quarter 2001, contributing to improved operating efficiencies and lower manufacturing costs in 2002.

The Company has been sourcing footwear from outside the United States since 1993. In 2002, sourced footwear and branded apparel and accessories represented 49% of total net sales versus 41% in 2001.

Military boots are manufactured for the U.S. government based on specific, competitively bid, contract awards. The Company manufactured military boots from second quarter 2001 to second quarter 2002. These military boots were produced at margins substantially below the Company's overall gross margin as a percentage of net sales.

Selling, General & Administrative Expenses

Selling, general and administrative expenses were $18.7 million in 2002 compared to $18.2 million in 2001. Higher pension expenses, relatively small increases in multiple expense categories and start-up costs associated with launching the Company's work western boot line (a sub-category of the occupational category) accounted for the small increase in SG&A. The more significant increase in SG&A as a percentage of net sales was the result of reduced net sales for the year. SG&A expenses were 21.0% of net sales in 2002 versus 17.6% the prior year, principally due to the 13.9% decline in net sales in 2002.

Interest Expense

Interest expense declined to $1.4 million for 2002 from $2.5 million in 2001. The Company benefited from substantial improvement in cash from operations, a portion of which was used to reduce outstanding debt under the Company's credit facility. Lower interest rates also contributed to the reduction in interest expense in 2002.

The Company's funded debt decreased 37.1% to $11.0 million at December 31, 2002 versus $17.4 million a year ago. The Company's investment in capital assets was substantially below depreciation expense for 2002. It was also able to continue to reduce inventory balances and accounts receivable. These factors, along with the reinvestment back into the Company of income, contributed to the reduced reliance on borrowings.

Income Taxes

The Company recognized income tax expense of $1.0 million for 2002 compared to an income tax benefit of $0.1 million for 2001. The Company's effective tax rate was 25% for 2002, which is lower than the statutory rate of 35% due to proportionately more income being earned in offshore jurisdictions where effective tax rates are lower than the U.S. effective tax rate and the Company's decision not to repatriate foreign earnings to the U.S. The income tax benefit recognized during 2001 principally resulted from an abatement of tollgate taxes in Puerto Rico on all earnings subsequent to June 30, 1994. This resulted in a deferred tax benefit of $0.4 million.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company principally funds its working capital requirements and capital expenditures through income from operations, borrowings under its credit facility and other indebtedness. During 2003, the Company primarily relied upon borrowings under its revolving credit facility. Working capital is used to support changes in accounts receivable and inventory as a result of the Company's seasonal business cycle and business expansion. These requirements are generally lowest in the months of January through March of each year and highest during the months of May through October of each year. The Company had working capital of $54.2 million and $41.8 million at December 31, 2003 and 2002, respectively.

Inventory was $38.1 million at December 31, 2003 compared to $23.2 million at year-end 2002. This increase was primarily to support sales of branded products, including line extensions of footwear and apparel during the past twelve months as well as additional inventory to support sales of GATES® branded products.

Capital expenditures were $2.2 million for 2003 versus $2.3 million for 2002. This included projects for the Company's two manufacturing plants and new lasts for footwear styles introduced and developed during 2003. Capital expenditures for the year 2004 are anticipated to be similar to 2003.

We believe that our existing credit facilities coupled with our available cash generated from operations will provide sufficient liquidity to fund our operations in 2004. Our continued liquidity, however, is contingent upon future operating performance, cash flows, and our ability to continue to meet financial covenants in our credit facilities.

Cash Flows

Cash Flow Summary		**2003**		**2002**		**2001**
				$ in millions		
Cash provided by (used in):						
Operating activities	$	(1.7)	$	10.1	$	12.1
Investing activities		(7.0)		(2.3)		(1.2)
Financing activities		6.6		(6.5)		(10.1)
Net change in cash and cash equivalents	$	(2.1)	$	1.3	$	0.8

Operating Activities. Net cash used by operating activities totaled $1.7 million for the year ended December 31, 2003, compared to net cash provided by operating activities of $10.1 million in 2002 and $12.1 million in 2001. The principal uses of net cash in 2003 included $14.9 million in increased inventory to support the Company's growth and a $3.9 increase in accounts receivable-trade related to the Company's sales growth. For 2002, the Company had $10.1 million of net cash provided by operating activities, which benefited from a $4.5 million reduction in inventories, as well as reductions in deferred compensation and pension (net of taxes) and accrued expenses of $1.6 million and $1.5 million, respectively.

Investing Activities. Net cash used in investing activities was $7.0 million in 2003 compared to $2.3 million of net cash used in investing activities in 2002. The principal uses of cash in 2003 were for the purchase of fixed assets ($2.2 million), and the acquisition of certain assets of Gates-Mills, Inc. ($4.8 million). For 2002, the Company purchased $2.3 million of fixed assets.

Financing Activities. The Company's financing activity during 2003 totaled $6.6 million, which included the repurchase of common stock ($3.1 million) which was partially offset by proceeds from the exercise of stock options including the related tax effect ($2.6 million), and increased borrowings ($7.0 million) to support sales growth as well as inventory acquired in conjunction with the acquisition of Gates-Mills, Inc. For the year 2002, cash provided in financing activities was $6.5 million due to a reduction in total debt outstanding.

Borrowings and External Sources of Funds

The Company's borrowings and external sources of funds are as follows:

	December 31, 2003	December 31, 2002
	$ in millions	
Bank - revolving credit facility	$ 12.5	$ 5
Equipment and other obligations	0.3	0.5
Real estate obligations	5.2	5.5
Total debt	18	11
Less current maturities	0.5	0.5
Net long-term debt	$ 17.5	$ 10.5

The Company and GMAC Business Credit, LLC entered into a two-year extension to its credit facility on October 21, 2002. This new $45 million credit facility replaced the previous $50 million credit facility and includes terms more favorable to the Company, lower interest rates, and, to a lesser extent, reduced administrative fees. The agreement expires September 30, 2005. As of December 31, 2003, borrowings under the revolving line of credit were $12.5 million and $0.3 million under the term loan agreement and the amount available for the borrowings was $19.2 million at December 31, 2003. We were in compliance with all lender covenants on that date.

Our real estate obligations were $5.2 million at December 31, 2003. The mortgage financing, completed in the year 2000, includes three of the Company's facilities, with monthly payments of approximately $0.1 million through 2014.

We lease certain machinery and manufacturing facilities under operating leases that generally provide for renewal options. Future minimum lease payments under non-cancelable operating leases are $0.7 million, $0.7 million, $0.6 million, and $0.3 million for years 2004 through 2007, respectively, and $0.7 million for all years after 2008, or approximately $3.0 million in total. We continually evaluate our external credit arrangements in light of our growth strategy and new opportunities. We anticipate no changes in our credit arrangements in 2004.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations at December 31, 2003 resulting from financial contracts and commitments. We have not included information on our recurring purchases of materials for use in our manufacturing operations. These amounts are generally consistent from year to year, closely reflect our levels of production, and are not long-term in nature (less than three months).

Contractual Obligations at December 31, 2003:

	Payments due by Year $ millions				
	Total	2004	2005 & 2006	2007 & 2008	Thereafter
Long-term debt	$ 18.0	$ 0.5	$ 13.4	$ 0.9	$ 3.2
Pension benefits (1)	5.0	1.5	1.5	0.2	-
Minimum operating lease commitments	3.0	0.7	1.4	0.6	0.3
Total contractual obligations	$ 26.0	$ 2.7	$ 16.3	$ 3.5	$ 3.5

(1) Assumes no plan termination and includes estimated pension plan contributions.

From time to time we enter into purchase commitments with our suppliers under customary purchase order terms. Any significant losses implicit in these contracts would be recognized in accordance with generally accepted accounting principles. At December 31, 2003, no such losses existed.

The Company's ongoing business activities continue to be subject to compliance with various laws, rules and regulations as may be issued and enforced by various federal, state and local agencies. With respect to environmental matters, costs are incurred pertaining to regulatory compliance. Such costs have not been, and are not anticipated to become, material.

The Company is contingently liable with respect to lawsuits, taxes and various other matters that routinely arise in the normal course of business. The Company does not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "Variable Interest Entities." Additionally, the Company does not have any related party transactions that materially affect the result of operations, cash flow or financial condition.

Inflation

The Company's financial performance is influenced by factors such as higher raw material costs as well as higher salaries and employee benefits. Management attempts to minimize or offset the effects of inflation through increased selling prices, productivity improvements, and cost reductions. The Company was able to mitigate the effects of inflation during 2003 due to these factors. It is anticipated that inflationary pressures during 2004 will be offset through increases in sales and profitability, due to improved operating leverage in the Company's business.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discuss the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. A summary of our significant accounting policies is included in the Notes to Consolidated Financial Statements included in this Annual Report.

Management regularly reviews its accounting policies to make certain they are current and also provide readers of the consolidated financial statements with useful and reliable information about our operating results and financial condition. These include, but are not limited to, matters related to accounts receivable, inventories, pension benefits, and income taxes. Implementation of these accounting policies includes estimates and judgments by management based on historical experience and other factors believed to be reasonable. This may include judgments about the carrying value of assets and liabilities based on considerations that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies are most important to the portrayal of the Company's financial condition and results of operations, and require more significant judgments and estimates in the preparation of its consolidated financial statements.

Revenue Recognition:

Customer sales are recognized when revenue is realized and earned. The Company recognizes revenue when the risk and title passes to the customer, generally at the time of shipment. Customer sales are recorded net of allowances for estimated returns, trade promotions and other discounts, which are recognized as a deduction from sales at the time of sale.

Accounts receivable allowances:

Management maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Management also records estimates for customer returns and discounts offered to customers. Should a greater proportion of customers return goods and take advantage of discounts than estimated by the Company, additional allowances may be required.

Inventories:

Management identifies slow moving or obsolete inventories and estimates appropriate loss provisions related to these inventories. Historically, these loss provisions have not been significant as the vast majority of the Company's inventories are considered saleable and the Company has been able to liquidate slow moving or obsolete inventories through the Company's factory outlet stores or through various discounts to customers. Should management encounter difficulties liquidating slow moving or obsolete inventories, additional provisions may be necessary. Management regularly reviews the adequacy of its inventory reserves and makes adjustments to them as required.

Pension benefits:

Accounting for pensions and other postretirement benefits involves estimating the cost of benefits to be provided well into the future and attributing that cost over the time period each employee works. To accomplish this, extensive use is made of assumptions about inflation, investment returns, mortality, turnover, medical costs and discount rates. These assumptions are reviewed annually. See Note 9, "Retirement Plans," of this Form 10-K for information on these plans and the assumptions used.

Pension and post-retirement benefit expenses are determined by actuaries using assumptions concerning the discount rate, expected return on plan assets and rate of compensation increase. An actuarial analysis of benefit obligations and plan assets is determined as of September 30 each year. The funded status of the Company's plans and reconciliation of accrued pension cost is determined annually as of December 31. Further discussion of the Company's pension and post-retirement benefit plans and related assumptions is included in Note 9, Retirement Plans, to the consolidated financial statements included in the Annual Report on Form 10-K. Actual results would be different using other assumptions. Management records an accrual for pension costs associated with the Company sponsored noncontributory defined benefit pension plans covering the union and non-union workers of the Company. The union plan was frozen in 2001 and no additional benefits have been earned under this plan since that time. Future adverse changes in market conditions or poor operating results of underlying plan assets could result in losses or a higher accrual.

Income taxes:

Currently, management has not recorded a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, however in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Finally, if the Company decided to repatriate any of its earnings in its Five Star subsidiary to the United States, the Company's effective tax rate would increase.

Sales returns and allowances:

Revenue principally consists of sales to customers, and, to a lesser extent, license fees. Revenue is recognized upon shipment of product to customers, while license fees are recognized when earned. The Company records a reduction to gross sales based on estimated customer returns and allowances. These reductions are influenced by historical experience, based on customer returns and allowances. The actual amount of sales returns and allowances realized may differ from the Company's estimates. If the Company determines that sales returns or allowances should be either increased or decreased, then the adjustment would be made to net sales in the period in which such a determination is made.

Intangible Assets:

The Company has $4.1 million of intangible assets at December 31, 2003. Goodwill and trademarks are tested for impairment at least annually by comparing the fair value of the reporting units to their carrying values. Fair values are estimated using discounted cash flow methodologies that are based on projections of the amounts and timing of future revenues and cash flows. Based on this testing, none of our goodwill nor trademarks were impaired as of December 31, 2003.

IMPACT OF ACCOUNTING STANDARDS

Recently Adopted Financial Accounting Standards—In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* This statement rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt,* and an amendment of that statement, SFAS No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.* This statement also rescinds SFAS No. 44, *Accounting for Intangible Assets of Motor Carriers.* This statement amends SFAS No. 13, *Accounting for Leases,* to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is effective for the first quarter in the year ended December 31, 2003. The adoption of SFAS No. 145 had no effect on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities included in restructurings. This Statement eliminates the definition and requirements for recognition of exit costs as defined in EITF Issue 94-3, and requires that liabilities for exit activities be recognized when incurred instead of at the exit activity commitment date. This Statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 had no effect on the Company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also includes more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified starting January 1, 2003. The adoption of FIN 45 did not have a significant impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.* SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123. The transition provisions and the disclosure requirements of this Statement are effective for fiscal years ending after December 15, 2002. We continue to apply the intrinsic value-based method to account for stock options and have complied with the new disclosure requirements.

In April 2003, the FASB issued SFAS No. 149, *Amendments of Statement 133 on Derivative Instruments and Hedging Activities.* This Statement amends and clarifies financial accounting and reporting for certain derivative instruments, and hedging activities for decisions made as part of the Derivatives Implementation Group. This Statement is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have an impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), even though it might previously have been classified as equity. This statement was effective for financial instruments entered into or modified after May 31, 2003, and applies to all other financial instruments in the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits.* This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS 132 was effective for fiscal years ending after December 15, 2003. The Company adopted this statement as of December 31, 2003 and revised its disclosure accordingly.

New Accounting Standards—New accounting standards which could impact the Company include FASB Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities*, and an Interpretation No. 46 Revised (FIN 46R), *Consolidation of Variable Interest Entities*, Interpretation of ARB 51. In December 2003, the FASB issued a revision to Interpretation 46 (FIN 46R) to clarify some of the provisions of FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*. Variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the entity's net asset value. Variable interests are investments or other interests that will absorb a portion of an entity's expected losses if they occur or receive portions of the entity's expected residual returns if they occur. FIN 46R defers the effective date of FIN 46 for certain entities and makes several other changes to FIN 46. The Company does not expect the recognition provisions of FIN 46 or FIN 46R to have a material impact on the Company's consolidated financial statements.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES REFORM ACT OF 1995

This Management's Discussion and Analysis of Financial Conditions and Results of Operations contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, all statements regarding the intent, belief and expectations of the Company and its management. Investors are cautioned that all forward-looking statements involve risk and uncertainties including, without limitations, dependence on sales forecasts, changes in consumer demand, seasonality, impact of weather, competition, reliance on suppliers, changing retail trends, economic changes, as well as other factors set forth under the caption "Business Risks" in this Annual Report on Form 10-K and other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.
The Company assumes no obligation to update any forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company's primary market risk results from fluctuations in interest rates. The Company is also exposed to changes in the price of commodities used in its manufacturing operations. However, commodity price risk related to the Company's current commodities is not material as price changes in commodities can generally be passed along to the customer. The Company does not hold any material market risk sensitive instruments for trading purposes.

The following three items are market rate sensitive for interest rates for the Company: (1) long-term debt consisting of a credit facility with a balance at December 31, 2003 of $12.5 million, under which interest is payable monthly at the lender's LIBOR (London Interbank Offered Rate) plus 237.5 basis points (2.375 percentage points) or prime; (2) equipment and other obligations totaling $0.3 million at December 31, 2003 that bear interest at a variable rate of prime; and (3) real estate obligations of $5.2 million at December 31, 2003, that bears interest at a fixed rate of 8.275%. The credit facility agreement referenced above under (1) permits the Company to borrow up to 75% of its revolving loan balance under 30-day notes bearing interest at LIBOR plus 237.5 basis points (2.375 percentage points) with the remaining balance bearing interest at prime.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Company's consolidated balance sheets as of December 31, 2003 and 2002 and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended December 31, 2003, 2002, and 2001, together with the independent auditors' report thereon appear on pages F-1 through F-25 hereof and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

As of the end of the period covered by this report, the Company's management carried out an evaluation, with the participation of the Company's principal executive officer and principal financial officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934). Based upon that evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

There were no changes in the Company's internal controls over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information required by this item is included under the captions "ELECTION OF DIRECTORS" and "INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS - EXECUTIVE OFFICERS" and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" in the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders (the "Proxy Statement") to be held on May 11, 2004, and is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and all employees. The Code of Business Conduct and Ethics will be posted on our website at www.rockyboots.com by the date of the Annual Meeting of Shareholders, May 11, 2004, or shortly thereafter. Until that time, the Code of Business Conduct and Ethics may be obtained free of charge by writing to Rocky Shoes & Boots, Inc., Attn: Chief Financial Officer, 39 East Canal Street, Nelsonville, Ohio 45764.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item is included under the captions "INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS" and "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION" in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information required by this item is included under the caption "INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS - OWNERSHIP OF COMMON STOCK BY MANAGEMENT" and "- OWNERSHIP OF COMMON STOCK BY PRINCIPAL SHAREHOLDERS," in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is included under the caption "INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS - COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION" in the Company's Proxy Statement, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this item is included under the caption "REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS" in the Company's Proxy Statement, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) THE FOLLOWING DOCUMENTS ARE FILED AS PART OF THIS REPORT:

(1) The following Financial Statements are included in this Annual Report on Form 10-K on the pages indicated below:

(2) The following financial statement schedule for the years ended December 31, 2003, 2002, and 2001 is included in this Annual Report on Form 10-K and should be read in conjunction with the Consolidated Financial Statements contained in the Annual Report.

Schedule II -- Consolidated Valuation and Qualifying Accounts.

Independent Auditors' Report on Financial Statement Schedule.

Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements or the notes thereto.

(3) **Exhibits:**

Exhibit Number	Description
2.1	Asset Purchase Agreement by and among Rocky Shoes & Boots, Inc. as Buyer, Gates-Mills, Inc. as seller, Robert Gates and Elizabeth Gates Camarra as Shareholders of Seller (incorporated by reference to Exhibit 2(a) to the Current Report on Form 8-K dated April 15, 2003, filed with the Securities and Exchange Commission on April 30, 2003.)
3.1	Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
3.2	Amended and Restated Code of Regulations of the Company (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1, registration number 33-56118 (the "Registration Statement").
4.1	Form of Stock Certificate for the Company (incorporated by reference to Exhibit 4.1 to the Registration Statement).
4.2	Articles Fourth, Fifth, Sixth, Seventh, Eighth, Eleventh, Twelfth, and Thirteenth of the Company's Amended and Restated Articles of Incorporation (see Exhibit 3.1).
4.3	Articles I and II of the Company's Code of Regulations (see Exhibit 3.2).
10.1	Form of Employment Agreement, dated July 1, 1995, for executive officers (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995 (the "1995 Form 10-K")).
10.2	Information concerning Employment Agreements substantially similar to Exhibit 10.1 (incorporated by reference to Exhibit 10.2 to the 1995 Form 10-K).
10.3	Deferred Compensation Agreement, dated May 1, 1984, between Rocky Shoes & Boots Co. and Mike Brooks (incorporated by reference to Exhibit 10.3 to the Registration Statement).
10.4	Information concerning Deferred Compensation Agreements substantially similar to Exhibit 10.3 (incorporated by reference to Exhibit 10.4 to the Registration Statement).
10.5	Form of Company's amended 1992 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the 1995 Form 10-K).
10.6	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement).
10.7	Indemnification Agreement, dated December 21, 1992, between the Company and Mike Brooks (incorporated by reference to Exhibit 10.10 to the Registration Statement).
10.8	Information concerning Indemnification Agreements substantially similar to Exhibit 10.7 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993 (the "1993 Form 10-K")).
10.9	Trademark License Agreement and Manufacturing Certification Agreement, each dated May 14, 1994, between Rocky Shoes & Boots Co. and W. L. Gore & Associates, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994 (the "1994 Form 10-K")).

Exhibit Number	Description
10.10	Decree of Tax Exemption from the Government of the Commonwealth of Puerto Rico (incorporated by reference to Exhibit 10.13 to the Registration Statement).
10.10A	English Translation of Addendum to Exhibit 10.16 (incorporated by reference to Exhibit 10.13A to the Registration Statement).
10.11	Amended and Restated Lease Agreement, dated March 1, 2002, between Rocky Shoes & Boots Co. and William Brooks Real Estate Company regarding Nelsonville factory (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
10.12	Lease Contract, dated August 31, 1988, between Lifestyle Footwear, Inc. and The Puerto Rico Industrial Development Company regarding factory location 1 (incorporated by reference to Exhibit 10.15 to the Registration Statement).
10.13	Lease Contract, undated, between Lifestyle Footwear, Inc. and The Puerto Rico Industrial Development company regarding factory location 2 (incorporated by reference to Exhibit 10.16 to the Registration Statement).
10.13A	English translation of Exhibit 10.13 (incorporated by reference to Exhibit 10.16A to the Registration Statement).
10.14	Lease Agreement, dated December 13, 1993, between Five Star Enterprises Ltd. and the Dominican Republic Corporation for Industrial Development regarding buildings and annexes of a combined manufacturing surface of 75,526 square feet, located in the Industrial Free Zone of La Vega (incorporated by reference to Exhibit 10.17 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (the "September 30, 1995 Form 10-Q")).
10.14A	English translation of Exhibit 10.20 (incorporated by reference to Exhibit 10.2A to the September 30, 1995 Form 10-Q).
10.17	Company's Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 4(a) to the Registration Statement on Form S-8, registration number 333-67357).
10.18	Form of Stock Option Agreement under the 1995 Stock Option Plan (incorporated by reference to Exhibit 10.28 to the 1995 Form 10-K).
10.22	Form of Employment Agreement, dated September 7, 1995, for executive officers (incorporated by reference to Exhibit 10.5 to the September 30, 1995 Form 10-Q).
10.23	Information covering Employment Agreements substantially similar to Exhibit 10.23 (incorporated by reference to Exhibit 10.5 to the September 30, 1995 Form 10-Q).
10.24	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $1,050,000 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "June 30, 2000 Form 10-Q")).
10.25	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $1,500,000 (incorporated by reference to Exhibit 10.2 to the June 30, 2000 Form 10-Q).

Exhibit Number	Description
10.26	Promissory Note, dated December 30, 1999, in favor of General Electric Capital Business Asset Funding Corporation in the amount of $3,750,000 (incorporated by reference to Exhibit 10.3 to the June 30, 2000 Form 10-Q).
10.27	Limited Waiver and Modification Agreement, dated May 14, 2000, by and among the Company, Five Star Enterprises Ltd., Lifestyle Footwear, Inc., Bank One, NA, The Huntington National Bank, and Bank One, NA, as agent (incorporated by reference to Exhibit 10.4 to the June 30, 2000 Form 10-Q).
10.28	Extension of Limited Waiver and Modification Agreement, dated June 30, 2000, by and among the Company, Five Star Enterprises Ltd., Lifestyle Footwear, Inc., Bank One, NA, The Huntington National Bank, and Bank One, NA, as agent (incorporated by reference to Exhibit 10.5 to the June 30, 2000 Form 10-Q).
10.29	Loan and Security Agreement, dated September 18, 2000, among the Company, Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed on September 20, 2000).
10.30	First Amendment to Loan and Security Agreement, dated November 20, 2000, among the Company, Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K for the year ended December 31, 2000).
10.31	Second Amendment to Loan and Security Agreement, dated March 27, 2001, among the Company, Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K for the year ended December 31, 2000).
10.32	Third Amendment to Loan and Security Agreement, dated July 9, 2001, among the Company, Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.35 to the Annual Report on Form 10-K for the year ended December 31, 2001).
10.33	Fourth Amendment to Loan and Security Agreement, dated February 22, 2002, among the Company, Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.36 to the Annual Report on Form 10-K for the year ended December 31, 2001).
10.34	Fifth Amendment to Loan and Security Agreement, dated June 21, 2002, among the Company, Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
10.35	Sixth Amendment to Loan and Security Agreement, dated as of August 6, 2002, among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
10.36	Seventh Amendment to Loan and Security Agreement, dated as of September 30, 2002, among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
10.37	Eighth Amendment to Loan and Security Agreement, dated as of October 21, 2002, among Rocky Shoes & Boots, Inc., Lifestyle Footwear, Inc., and GMAC Business Credit, LLC (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K, filed on October 24, 2002).

Exhibit Number	Description
10.38	Company's Second Amended and Restated 1995 Stock Option Plan (incorporated by reference to the Company's Definitive Proxy Statement for the 2002 Annual Meeting of Shareholders held on May 15, 2002, filed on April 15, 2002).
21*	Subsidiaries of the Company.
23*	Independent Auditors' Consent and Report on Schedules of Deloitte & Touche LLP.
24*	Powers of Attorney.
31.1*	Rule 13a-14(a) Certification of Principal Executive Officer.
31.2*	Rule 13a-14(a) Certification of Principal Financial Officer.
32.1**	Section 1350 Certification of Principal Executive Officer.
32.2**	Section 1350 Certification of Principal Financial Officer.
99.1*	Independent Auditors' Report of Deloitte & Touche LLP on Schedules (incorporated by reference to Exhibit 23).
99.2*	Financial Statement Schedule.

* Filed with this Annual Report on Form 10-K.

** Furnished with this Annual Report on Form 10-K.

The Registrant agrees to furnish to the Commission upon its request copies of any omitted schedules or exhibits to any Exhibit filed herewith.

(b) REPORTS ON FORM 8-K

We filed the following Current Reports on Form 8-K with the Securities and Exchange Commission during the quarter ended December 31, 2003:

(i) A current report on Form 8-K, dated October 29, 2003, was filed with the Securities and Exchange Commission on October 29, 2003 (Item 5).

(c) EXHIBITS

The exhibits to this report begin immediately following the F-pages.

(d) FINANCIAL STATEMENT SCHEDULES

The Independent Auditors' Report and financial statement schedule are included in this Annual Report on Form 10-K as Exhibit 99.1 and Exhibit 99.2, respectively.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKY SHOES & BOOTS, INC.

Date: March 29, 2004

By: /s/ James E. McDonald

James E. McDonald, Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the dates indicated.

Signature	Title	Date
/s/ Mike Brooks Mike Brooks	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	March 29, 2004
/s/ James E. McDonald James E. McDonald	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2004
* CURTIS A. LOVELAND Curtis A. Loveland	Secretary and Director	March 29, 2004
* LEONARD L. BROWN Leonard L. Brown	Director	March 29, 2004
* GLENN E. CORLETT Glenn E. Corlett	Director	March 29, 2004
* ROBERT D. ROCKEY Robert D. Rockey	Director	March 29, 2004
* HARLEY E. ROUDA Harley E. Rouda	Director	March 29, 2004
* JAMES L. STEWART James L. Stewart	Director	March 29, 2004

* By: /s/ Mike Brooks
Mike Brooks, Attorney-in-Fact

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Deloitte.

Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215-3611
USA
Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders of
Rocky Shoes & Boots, Inc.

We have audited the accompanying consolidated balance sheets of Rocky Shoes & Boots, Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rocky Shoes & Boots, Inc. and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 26, 2004

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,159,050	$ 4,276,722
Accounts receivable - trade, net	19,532,287	15,282,618
Other receivables	830,131	1,173,714
Inventories	38,068,187	23,181,989
Deferred income taxes - current	959,810	584,511
Other current assets	1,045,238	1,267,097
Total current assets	62,594,703	45,766,651
FIXED ASSETS, AT COST:		
Property, plant and equipment	46,790,708	45,238,866
Less accumulated depreciation	(29,180,470)	(26,189,579)
Total fixed assets - net	17,610,238	19,049,287
DEFERRED PENSION ASSET	1,499,524	1,651,222
DEFERRED INCOME TAXES		153,495
OTHER ASSETS	4,470,371	1,796,359
TOTAL ASSETS	$ 86,174,836	$ 68,417,014

See notes to consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
CURRENT LIABILITIES:		
Accounts payable	$ 2,810,161	$ 1,642,306
Current maturities - long-term debt	503,934	486,161
Accrued expenses:		
Income taxes	1,929,808	53,621
Taxes - other	372,432	292,547
Salaries and wages	1,885,896	807,611
Plant closing costs	195,500	210,000
Co-op advertising	402,000	270,390
Interest	65,796	90,408
Other	219,138	162,320
Total current liabilities	8,384,665	4,015,364
LONG-TERM DEBT - Less current maturities	17,514,994	10,488,388
DEFERRED LIABILITIES:		
Compensation	166,641	160,000
Pension	1,460,952	1,360,338
Income Taxes	262,907	
Total deferred liabilities	1,890,500	1,520,338
Total liabilities	27,790,159	16,024,090
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock, Series A, no par value, $.06 stated value; none outstanding 2003 and 2002		
Common stock, no par value; 10,000,000 shares authorized; outstanding 2003 - 4,360,400 and 2002 - 4,489,065	34,880,199	35,289,038
Accumulated other comprehensive loss	(1,950,400)	(2,311,749)
Retained earnings	25,454,878	19,415,635
Total shareholders' equity	58,384,677	52,392,924
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$86,174,836	$68,417,014

See notes to consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31, 2003	2002	2001
NET SALES	$ 106,164,753	$ 88,958,721	$ 103,319,806
COST OF GOODS SOLD	73,383,128	65,528,213	80,067,866
GROSS MARGIN	32,781,625	23,430,508	23,251,940
OTHER OPERATING EXPENSES:			
Selling, general and administrative expenses	23,278,449	18,661,730	18,175,943
Plant closing costs			1,500,000
Total other operating expenses	23,278,449	18,661,730	19,675,943
INCOME FROM OPERATIONS	9,503,176	4,768,778	3,575,997
OTHER INCOME AND (EXPENSES):			
Interest expense	(1,378,131)	(1,404,496)	(2,493,533)
Other - net	348,448	432,018	354,920
Total other - net	(1,029,683)	(972,478)	(2,138,613)
INCOME BEFORE INCOME TAXES	8,473,493	3,796,300	1,437,384
INCOME TAX EXPENSE (BENEFIT)	2,434,250	953,000	(93,438)
NET INCOME	$ 6,039,243	$ 2,843,300	$ 1,530,822
NET INCOME PER COMMON SHARE:			
Basic	$ 1.44	$ 0.63	$ 0.34
Diluted	$ 1.32	$ 0.62	$ 0.34
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:			
Basic	4,189,794	4,499,741	4,489,322
Diluted	4,560,763	4,590,095	4,548,632

See notes to consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock Shares Outstanding	Common Stock Amount	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
BALANCE - December 31, 2000	4,489,215	$35,284,159		$15,041,513	$50,325,672
YEAR ENDED DECEMBER 31, 2001:					
Net income				1,530,822	1,530,822
Minimum pension liability, net of tax benefit of $323,229			(831,161)		(831,161)
Comprehensive income					699,661
Stock options exercised	3,000	18,000			18,000
BALANCE - December 31, 2001	4,492,215	35,302,159	(831,161)	16,572,335	51,043,333
YEAR ENDED DECEMBER 31, 2002:					
Net income				2,843,300	2,843,300
Minimum pension liability, net of tax benefit of $575,784			(1,480,588)		(1,480,588)
Comprehensive income					1,362,712
Treasury stock purchased and retired	(16,400)	(84,540)			(84,540)
Stock options exercised	13,250	71,419			71,419
BALANCE - December 31, 2002	4,489,065	35,289,038	(2,311,749)	19,415,635	52,392,924
YEAR ENDED DECEMBER 31, 2003:					
Net income				6,039,243	6,039,243
Minimum pension liability, net of tax effect of $154,864			361,349		361,349
Comprehensive income					6,400,592
Treasury stock purchased and retired	(483,533)	(3,106,156)			(3,106,156)
Stock issued and options exercised including related tax benefits	354,868	2,697,317			2,697,317
BALANCE - December 31, 2003	4,360,400	$34,880,199	$(1,950,400)	$25,454,878	$58,384,677

See notes to consolidated financial statements.

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 6,039,243	$ 2,843,300	$ 1,530,822
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,556,544	4,032,442	4,409,361
Deferred income taxes	(113,761)	749,171	(52,152)
Deferred compensation and pension - net	775,166	(1,637,689)	(1,661,232)
(Gain) loss on sale of fixed assets	5,943	(15,904)	353,681
Stock issued as directors' compensation	60,000		
Change in assets and liabilities:			
Receivables	(3,906,086)	860,266	3,696,183
Inventories	(12,846,128)	4,531,675	4,321,573
Other current assets	221,859	(213,905)	242,095
Other assets	95,672	321,088	14,731
Accounts payable	1,216,130	85,479	(1,936,064)
Accrued expenses	3,183,675	(1,471,619)	1,134,840
Net cash provided by (used in) operating activities	(1,711,743)	10,084,304	12,053,838
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed assets	(2,154,829)	(2,338,388)	(1,172,365)
Acquisition of business	(4,880,468)		
Proceeds from sale of fixed assets	53,829	59,609	7,952
Net cash used in investing activities	(6,981,468)	(2,278,779)	(1,164,413)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term debt	123,166,498	87,589,294	96,926,759
Payments on long-term debt	(116,122,120)	(94,059,911)	(106,997,243)
Purchase of treasury stock	(3,106,156)	(84,540)	
Proceeds from exercise of stock options including related tax benefits	2,637,317	71,419	18,000
Net cash used in financing activities	6,575,539	(6,483,738)	(10,052,484)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,117,672)	1,321,787	836,941
CASH AND CASH EQUIVALENTS - Beginning of year	4,276,722	2,954,935	2,117,994
CASH AND CASH EQUIVALENTS - End of year	$ 2,159,050	$ 4,276,722	$ 2,954,935

ROCKY SHOES & BOOTS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Rocky Shoes & Boots, Inc. ("Rocky Inc.") and its wholly-owned subsidiaries, Lifestyle Footwear, Inc. ("Lifestyle"), Five Star Enterprises Ltd. ("Five Star") and Rocky Canada, Inc. (Rocky Canada), collectively referred to as the "Company." All significant intercompany transactions have been eliminated.

Business Activity - The Company designs, manufactures, and markets high quality men's and women's footwear, gloves and related outdoor apparel primarily under the registered trademarks, ROCKY® and GATES®. The Company maintains a nationwide network of Company sales representatives who sell the Company's products primarily through independent shoe, sporting goods, specialty, uniform stores and catalogs, and through mass merchandisers throughout the United States. The Company did not have any customers that accounted for more than 10% of consolidated net sales in 2003, 2002 and 2001.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents are primarily held in four banks.

Trade Receivables - Trade receivables are presented net of the related allowance for uncollectible accounts of approximately $620,000 and $365,000 at December 31, 2003 and 2002, respectively.

Concentration of Credit Risk - The Company has significant transactions with a large number of customers. No customer represented 10% of the Company's total accounts receivable - trade balance as of December 31, 2003. Accounts receivable from one customer represented 10% of the Company's total accounts receivable - trade balance as of December 31, 2002. The Company's exposure to credit risk is impacted by the economic climate affecting its industry. The Company manages this risk by performing ongoing credit evaluations of its customers and maintains reserves for potential uncollectible accounts.

Supplier and Labor Concentrations - The Company purchases raw materials from a number of domestic and foreign sources. The Company currently buys the majority of its waterproof fabric, a component used in a significant portion of the Company's shoes and boots, from one supplier (GORE-TEX®). The Company has had a relationship with this supplier for over 20 years and has no reason to believe that such relationship will not continue.

A significant portion of the Company's shoes and boots are produced in the Company's Dominican Republic operations. The Company has conducted operations in the Dominican Republic since 1987 and is not aware of any governmental or economic restrictions that would alter its current operations.

The Company sources a significant portion of its footwear, apparel and gloves from manufacturers in the Far East, primarily China. The Company has had sourcing operations in China since 1993 and is not aware of any governmental or economic restrictions that would alter its current sourcing operations.

Inventories - Inventories are valued at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Reserves are established for inventories when the net realizable value (NRV) is deemed to be less than its cost based on management's periodic estimates of NRV.

Fixed Assets - The Company records fixed assets at historical cost and generally utilizes the straight-line method of computing depreciation for financial reporting purposes over the estimated useful lives of the assets as follows:

	Years
Building and improvements	5-40
Machinery and equipment	3-8
Furniture and fixtures	4-8
Lasts, dies, and patterns	3-8

Management periodically evaluates the future economic benefit of its long-term assets when events or circumstances indicate potential recoverability concerns. This evaluation is based on consideration of expected future undiscounted cash flows and other operating factors. Carrying amounts are adjusted appropriately when determined to have been impaired.

For income tax purposes, the Company generally computes depreciation utilizing accelerated methods.

Licensing Rights - On January 4, 2002, the Company re-acquired the licensing rights to ROCKY® Kids for approximately $500,000. Additional payments of approximately $30,000 conditional on sales in excess of a predetermined amount was paid during 2003 completing the transaction. The rights to ROCKY® Kids were purchased from Philip's Kids, LLC ("Philip's"), an entity owned by a former member of the Company's Board of Directors. These licensing rights are considered indefinite lived intangible assets and are not subject to amortization and are recorded in goodwill.

Goodwill and Other Intangibles - Goodwill and trademarks are considered indefinite lived assets and are not amortizable. All the goodwill is considered deductible for tax purposes. Patents are amortized over the life the patents and amortization expense related to these assets was approximately $25,100, $19,800, and $41,200 in 2003, 2002 and 2001 respectively. Such amortization expense will be approximately $25,000 per year from 2004 to 2008.

Advertising - The Company expenses advertising costs as incurred. Advertising expense was $1,776,909, $1,921,367 and $1,962,783 for 2003, 2002 and 2001, respectively.

Revenue Recognition - Revenue and related cost of goods sold are recognized at the time footwear, outdoor apparel and accessories are shipped to the customer and title transfers. Revenue is recorded net of estimated sales discounts and returns based upon historical trends. All sales are considered final upon shipment.

Shipping and Handling Costs - In accordance with the Emerging Issues Tax Force ("EITF") No. 00-10 "Accounting For Shipping And Handling Fees And Costs", all shipping and handling costs billed to customers have been included in net sales. Shipping and handling costs are included in selling, general and administrative costs and totaled $1,469,565, $1,491,259 and $1,351,560 in 2003, 2002 and 2001 respectively.

Per Share Information - Basic net income per common share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed similarly but includes the dilutive effect of stock options. A reconciliation of the shares used in the basic and diluted income per share computations is as follows:

	Years Ended December 31,		
	2003	2002	2001
Basic - weighted average shares outstanding	4,189,794	4,499,741	4,489,322
Dilutive securities - stock options	370,969	90,354	59,310
Diluted - weighted average shares outstanding	4,560,763	4,590,095	4,548,632

Asset Impairments - Annually, or more frequently if events or circumstances change, a determination is made by management, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, to ascertain whether property and equipment and other long-lived assets have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss in an amount necessary to write down the assets to a fair value as determined from expected future discounted cash flows.

Recently Adopted Financial Accounting Standards - In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is effective for the first quarter in the year ended December 31, 2003. The adoption of SFAS No. 145 had no effect on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities included in restructurings. This statement eliminates the definition and requirements for recognition of exit costs as defined in EITF Issue 94-3, and requires that liabilities for exit activities be recognized when incurred instead of at the exit activity commitment date. This statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 had no effect on the Company's 2003 consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also includes more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified starting January 1, 2003 and requires additional disclosures. The adoption of FIN 45 did not have a significant impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123. The transition provisions and the disclosure requirements of this statement are effective for fiscal years ending after December 15, 2002. We continue to apply the intrinsic value-based method to account for stock options and have complied with the new disclosure requirements.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for certain derivative instruments, and hedging activities for decisions made as part of the Derivatives Implementation Group. This statement is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have an impact on the Company's consolidated financial statements

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), even though it might previously have been classified as equity. This statement was effective for financial instruments entered into or modified after May 31, 2003, and applies to all other financial instruments in the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement revises employers' disclosures about pension plans and other postretirement benefit plans. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS 132 was effective for fiscal years ending after December 15, 2003. The Company adopted this statement as of December 31, 2003 and revised its disclosures accordingly.

New Accounting Standards—New accounting standards which could impact the Company include FASB Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities*, and an Interpretation No. 46 Revised (FIN 46R), *Consolidation of Variable Interest Entities*, Interpretation of ARB 51. In December 2003, the FASB issued a revision to Interpretation 46 (FIN 46R) to clarify some of the provisions of FASB Interpretation No. 46. Variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the entity's net asset value. Variable interests are investments or other interests that will absorb a portion of an entity's expected losses if they occur or receive portions of the entity's expected residual returns if they occur. FIN 46R defers the effective date of FIN 46 for certain entities and makes several other changes to FIN 46. The Company does not expect the recognition provisions of FIN 46 or FIN 46R to have a material impact on the Company's consolidated financial statements.

Segment Information - The Company is managed in one operating segment. Within their one operating segment, the Company has identified six product groups: Rugged Outdoor, Occupational, Military, Casual, Outdoor Apparel, and Gates. Gates is a new product group established in 2003 for reporting sales of GATES® branded gloves and accessories. The following is supplemental information on net sales by product group:

	2003	% of Sales	2002	% of Sales	2001	% of Sales
Rugged Outdoor	$ 48,100,097	45.3%	$ 41,554,244	46.7%	$ 56,596,762	54.7 %
Occupational	34,560,154	32.6%	29,620,876	33.3%	27,054,015	26.2 %
Military	408,204	0.4%	6,437,248	7.2%	8,948,426	8.7 %
Casual	2,498,089	2.4%	2,306,748	2.6%	4,446,109	4.3 %
Outdoor Apparel	4,502,865	4.2%	2,740,441	3.1%		
Gates	10,240,548	9.6%				
Factory Outlet Stores	4,582,687	4.3%	4,050,823	4.6%	4,741,326	4.6 %
Other	1,272,109	1.2%	2,248,341	2.5%	1,533,168	1.5 %
Total	$ 106,164,753	100.0 %	$ 88,958,721	100.0 %	$ 103,319,806	100.0 %

Net sales to foreign countries, primarily Canada, represented approximately 1.4% of net sales in 2003, and 1.0% of net sales in 2002 and 2001.

Stock-Based Compensation - The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans because the exercise price under the plan is equal to the market value of this underlying common stock on the date of grant. Had compensation costs for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and net income per share would have resulted in the amounts as reported below.

	Years Ended December 31,		
	2003	2002	2001
Net income, as reported	$6,039,243	$2,843,300	$1,530,822
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	454,299	405,854	433,870
Pro forma net income	$5,584,944	$2,437,446	$1,096,952
Earnings per share:			
Basic—as reported	$ 1.44	$ 0.63	$ 0.34
Basic—pro forma	$ 1.33	$ 0.54	$ 0.24
Diluted—as reported	$ 1.32	$ 0.62	$ 0.34
Diluted—pro forma	$ 1.24	$ 0.54	$ 0.24

The pro forma amounts are not representative of the effects on reported net income for future years.

Comprehensive Income - Comprehensive income includes changes in equity that result from transactions and economic events from non-owner sources. Comprehensive income is composed of two subsets – net income and other comprehensive income (loss). Included in other comprehensive income (loss) for the Company is a minimum pension liability adjustment, which is recorded net of a related tax effect (See Note 9). This adjustment is accumulated within the Consolidated Statements of Shareholders' Equity under the caption Accumulated Other Comprehensive Loss.

2. ACQUISITION

On April 15, 2003, the Company completed the purchase of certain assets from Gates-Mills, Inc. ("Gates"). Under the terms of the purchase agreement, Rocky acquired all of the intellectual property of Gates, including ownership of the Gates® trademark, selected raw material and finished goods inventory, and certain records in connection with the Gates business in exchange for $3,510,070 plus a deferred purchase price if sales by the Company related to the Gates product line from the date of purchase through December 31, 2003 reach certain performance targets. The Company has recorded an additional purchase price of $1,324,400 because net sales of the product line have exceeded the performance targets established for 2003. The acquisition was accounted for under the purchase method and results of operations of the Gates business have been included in the Company's results of operations since the date of acquisition. The following unaudited pro-forma information presents results as if the acquisition had occurred on January 1, 2002: net sales ($108,847,526); net loss ($395,462); and net loss per diluted share ($0.09). Unaudited pro-forma results of operations for the year ended December 31, 2003 are not presented due to the unavailability of information from Gates-Mills, Inc. Final allocation of the purchase price is follows:

Inventory	$ 2,040,070
Goodwill	1,032,400
Trademarks	1,762,000
Total acquisition cost	$ 4,834,470
Transaction costs	91,580
Total	$ 4,926,050

3. INVENTORIES

Inventories are comprised of the following:

	December 31, 2003	December 31, 2002
Raw materials	$ 5,087,468	$ 3,535,884
Work-in-process	878,091	436,435
Finished goods	31,168,371	18,301,351
Factory outlet finished goods	1,299,257	1,080,319
Less reserve for obsolescence or lower of cost or market	(365,000)	(172,000)
Total	$ 38,068,187	$ 23,181,989

4. OTHER ASSETS

Goodwill and other intangible assets are recorded in other assets and consist of the following:

	December 31, 2003	December 31, 2002
Goodwill	$ 1,557,861	$ 495,461
Trademarks	2,149,694	387,694
Patents - net of amortization	310,071	205,458
Other	452,745	707,746
Total	$ 4,470,371	$ 1,796,359

5. FIXED ASSETS

Fixed assets are comprised of the following:

	December 31, 2003	December 31, 2002
Land	$ 572,838	$ 572,838
Building and improvements	13,112,334	13,592,248
Machinery and equipment	21,949,160	21,100,798
Furniture and fixtures	2,110,909	2,045,655
Lasts, dies and patterns	8,958,470	7,317,988
Construction work-in-progress	86,997	609,339
Total	46,790,708	45,238,866
Less - accumulated depreciation	(29,180,470)	(26,189,579)
Net fixed assets	$ 17,610,238	$ 19,049,287

6. LONG-TERM DEBT

Long-term debt is comprised of the following:

	December 31, 2003	December 31, 2002
Bank - revolving credit facility	$ 12,530,539	$ 5,000,000
Equipment and other obligations	287,700	452,100
Real estate obligations	5,200,689	5,522,449
Total debt	18,018,928	10,974,549
Less current maturities	503,934	486,161
Net long-term debt	$ 17,514,994	$ 10,488,388

On September 18, 2000, the Company entered into a three-year loan and security agreement with GMAC Business Credit, LLC (GMAC) refinancing its former bank revolving line of credit based on the collateral value of its accounts receivable and inventory. On October 21, 2002, the Company extended the agreement two years. This loan and security agreement permits a borrowing base to a maximum of $45,000,000. Interest on the revolving credit facility is payable monthly at GMAC's prime rate, and the entire principal is due September 17, 2005. Under terms of the agreement, the Company has the option to borrow up to seventy five percent (75%) of its outstanding obligation at LIBOR plus two and three-eights percent (2.375%) or prime. The interest rate for the outstanding balance at December 31, 2003 was 4.00% (3.88% at December 31, 2002).

Amounts borrowed under the agreement are secured by accounts receivable, inventory, equipment, intangible assets of the Company and its wholly-owned domestic subsidiary, Lifestyle Footwear, Inc. Additional security includes 65% of the capital stock of the Company's wholly-owned foreign subsidiary, Five Star Enterprises, Ltd., and 100% of the capital stock of the Company's wholly-owned domestic subsidiary.

The loan and security agreement contains certain restrictive covenants, which among other things, requires the Company to maintain a certain level of net worth, and fixed charge coverage. As of December 31, 2003, the Company is in compliance with the loan covenants. Presently, the line of credit restricts the payment of dividends on common stock.

Equipment and other obligations at December 31, 2003 bear interest at a variable rate of prime and are payable in monthly installments to 2005. The equipment is held as collateral against the outstanding obligations.

In January 2000, the Company completed a mortgage financing facility with GE Capital Corp. for three of its facilities totaling $6,300,000. The facility bears interest at 8.275%, with total monthly principal and interest payments of $63,100 to 2014. The proceeds of the financing were used to pay down borrowings under a former revolving credit facility.

At December 31, 2003 and 2002, the Company has no interest rate swap agreements.

Long-term debt matures as follows for the years ended December 31:

2004	$ 503,934
2005	13,022,560
2006	400,416
2007	434,837
2008	472,216
Thereafter	3,184,965
Total	$ 18,018,928

The estimated fair value of the Company's long-term obligations approximated their carrying amount at December 31, 2003 and 2002, based on current market prices for the same or similar issues or on debt available to the Company with similar rates and maturities.

7. OPERATING LEASES

The Company leases certain machinery and manufacturing facilities under operating leases that generally provide for renewal options. The Company incurred approximately $793,000, $799,000 and $1,096,000 in rent expense under operating lease arrangements for 2003, 2002 and 2001, respectively.

Included in total rent expense above are monthly payments of $5,000 for 2003 and 2002 and $7,000 for 2001 for the Company's former Ohio manufacturing and clearance center facility leased from an entity in which the owners are also shareholders of the Company.

Future minimum lease payments under non-cancelable operating leases are as follows for the years ended December 31:

2004	$ 758,000
2005	743,000
2006	618,000
2007	295,000
2008	295,000
Thereafter	295,000
Total	$ 3,004,000

8. INCOME TAXES

Rocky Inc. and its wholly-owned subsidiary doing business in Puerto Rico, Lifestyle, are subject to U.S. Federal income taxes; however, the Company's income earned in Puerto Rico is allowed favorable tax treatment under Section 936 of the Internal Revenue Code if conditions as defined therein are met. Five Star is incorporated in the Cayman Islands and conducts its operations in a "free trade zone" in the Dominican Republic and, accordingly, is currently not subject to Cayman Islands or Dominican Republic income taxes. Rocky Canada began operations in July 2003 and is subject to Canadian income taxes.

At December 31, 2003, a provision has not been made for U.S. taxes on the accumulated undistributed earnings of Five Star through December 31, 2003 of approximately $8,180,000 that would become payable upon repatriation to the United States. It is the intention of the Company to reinvest all such earnings of Five Star in operations and facilities outside of the United States. In addition the Company has provided Puerto Rico tollgate taxes on approximately $3,684,000 of accumulated undistributed earnings of Lifestyle prior to the fiscal year ended June 30, 1994, that would be payable if such earnings were repatriated to the United States. If the Five Star and Lifestyle undistributed earnings were distributed to the Company in the form of dividends, the related taxes on such distributions would be approximately $2,783,000 and $368,000, respectively. In 2001, the Company received an abatement for Puerto Rico tollgate taxes on all earnings subsequent to June 30, 1994. This resulted in the Company reducing its deferred tax liability by $408,000.

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Accordingly, deferred income taxes have been provided for the temporary differences between the financial reporting and the income tax basis of the Company's assets and liabilities by applying enacted statutory tax rates applicable to future years to the basis differences.

Income taxes (benefits) are summarized as follows:

	Years Ended December 31, 2003	2002	2001
Federal:			
Current	$ 2,319,011	$ 200,134	$ 112,508
Deferred	(93,011)	683,867	(174,636)
Total Federal	2,226,000	884,001	(62,128)
State and local:			
Current	229,000	3,695	(153,794)
Deferred	(20,750)	65,304	122,484
Total state and local	208,250	68,999	(31,310)
Total	$ 2,434,250	$ 953,000	$ (93,438)

A reconciliation of recorded Federal income tax expense (benefit) to the expected expense (benefit) computed by applying the Federal statutory rate of 34% for all periods to income before income taxes follows:

	Years Ended December 31, 2003	2002	2001
Expected expense at statutory rate	$ 2,880,988	$ 1,290,742	$ 488,711
Increase (decrease) in income taxes resulting from:			
Exempt (income) from operations in Puerto Rico, net of tollgate taxes			(97,344)
Exempt (income) from Dominican Republic operations	(545,792)	(430,416)	(67,967)
State and local income taxes (benefit)	132,796	45,539	(20,628)
Abatement of Puerto Rico taxes			(408,000)
Other—net	(33,742)	47,135	11,790
Total	$ 2,434,250	$ 953,000	$ (93,438)

Deferred income taxes recorded in the consolidated balance sheets at December 31, 2003 and 2002 consist of the following:

	December 31, 2003	December 31, 2002
Deferred tax assets:		
Alternative minimum tax carryforward—Rocky Inc.	$	$ 118,829
Asset valuation allowances and accrued expenses	809,023	451,532
Plant closing costs	74,290	79,800
Pension and deferred compensation	759,341	854,300
Net operating loss carryforwards		681,317
Inventories	373,721	216,519
Total deferred tax assets	2,016,375	2,402,297
Deferred tax liabilities:		
Fixed assets	(858,175)	(1,132,516)
State and local income taxes	(51,372)	(69,437)
Prepaid assets	(41,490)	(93,903)
Tollgate tax on Lifestyle earnings	(368,435)	(368,435)
Total deferred tax liabilities	(1,319,472)	(1,664,291)
Net deferred tax asset	$ 696,903	$ 738,006

At December 31, 2003, the Company has utilized all available net operating loss carryforwards for Federal income tax purposes.

9. RETIREMENT PLANS

The Company sponsors separate noncontributory defined benefit pension plans covering the union and non-union workers of the Company's Ohio and Puerto Rico operations. Benefits under the union plan are primarily based upon negotiated rates and years of service. Benefits under the non-union plan are based upon years of service and highest compensation levels as defined. Annually, the Company contributes to the plans at least the minimum amount required by regulation.

In September, 2001 the Company announced a restructuring plan to consolidate and realign the Company's footwear manufacturing operations. As part of the plan, 67 employees were eliminated and their balances paid directly from plan assets (a total of approximately $293,000). As a result of the curtailment of certain retiree benefits and future employee service periods, $690,570 is included in the calculation of 2001 net pension expense as a curtailment loss. Also, benefits under the Company's union plan were frozen at September 30, 2001.

The funded status of the Company's plans and reconciliation of accrued pension cost at December 31, 2003 and 2002 is presented below (information with respect to benefit obligations and plan assets is as of September 30):

	December 31, 2003	December 31, 2002
Change in benefit obligation:		
Projected benefit obligation at beginning of the year	$ 9,225,682	$ 8,242,465
Service cost	387,693	269,715
Interest cost	603,481	580,032
Actuarial loss	1,230,283	799,613
Exchange loss (gain)	297,293	(68,341)
Benefits paid	(623,169)	(597,802)
Projected benefit obligation at end of year	$ 11,121,263	$ 9,225,682
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 7,150,990	$ 5,066,458
Actual gain (loss) on plan assets	2,264,083	(1,056,666)
Employer contribution		3,739,000
Benefits paid	(623,169)	(597,802)
Fair value of plan assets at end of year	$ 8,791,904	$ 7,150,990
Funded Status:		
Unfunded deficit	$ (2,329,359)	$ (2,074,692)
Remaining unrecognized benefit obligation existing at transition	73,380	89,686
Unrecognized prior service costs due to plan amendments	1,426,144	1,561,536
Unrecognized net loss	3,372,387	3,734,547
Adjustment required to recognize minimum liability	(4,194,074)	(4,861,985)
Curtailment charge included in plant closing costs	190,570	190,570
Accrued pension liability	$ (1,460,952)	$ (1,360,338)
Amounts recognized in the consolidated financial statements:		
Deferred pension asset	$ (1,499,524)	$ (1,651,222)
Deferred pension liability and curtailment liability	2,733,122	3,501,647
Accumulated other comprehensive loss	(2,694,550)	(3,210,763)
Net amount recognized	$ (1,460,952)	$ (1,360,338)

SFAS No. 87, "Employers' Accounting for Pensions," generally requires the Company to recognize a minimum liability in instances in which a plan's accumulated benefit obligation exceeds the fair value of plan assets. In accordance with the statement, the Company has recorded in the accompanying consolidated financial statements a non-current deferred pension asset of $1,499,524 and $1,651,222 as of December 31, 2003 and 2002, respectively. In addition, under SFAS No. 87, if the minimum liability exceeds the unrecognized prior service cost and the remaining unrecognized benefit obligation at transition, the excess is reported in other comprehensive income (loss) $361,349 net of a deferred tax of $154,864 for 2003 and ($1,480,588), net of a deferred tax benefit of $575,784 in 2002.

Net pension cost of the Company's plans is as follows:

	Years Ended December 31,		
	2003	2002	2001
Service cost	$ 387,692	$ 269,715	$ 316,572
Interest	603,481	580,032	571,295
Expected return on assets	(552,988)	(456,422)	(509,194)
Amortization of unrecognized net loss	178,641	51,850	
Amortization of unrecognized transition obligation	16,306	16,306	27,892
Amortization of unrecognized prior service cost	135,393	135,393	184,598
Curtailment charge			690,570
Net pension cost	$ 768,525	$ 596,874	$ 1,281,733

The Company's unrecognized benefit obligations existing at the date of transition for the non-union plan is being amortized over 21 years. Actuarial assumptions used in the accounting for the plans were as follows:

	December 31,	
	2003	2002
Discount rate	5.75 %	6.50 %
Average rate of increase in compensation levels (non-union only)	3.0 %	3.0 %
Expected long-term rate of return on plan assets	8.0 %	8.0 %

The Company's pension plans weighted-average asset allocations at December 31, 2003 and 2002 by asset category are:

	December 31,	
	2003	2002
Equity securities	82.7%	67.6%
Debt securities	14.7%	17.3%
Other	2.6%	15.1%
Total	100.0%	100.0%

The Company's investment objectives are (1) to maintain the purchasing power of the current assets and all future contributions; (2) to maximize return within reasonable and prudent levels of risk; (3) to maintain an appropriate asset allocation policy (60% equity securities and 40% debt securities) that is compatible with the actuarial assumptions, while still having the potential to produce positive returns; and (4) to control costs of administering the plan and managing the investments.

The Company's desired investment result is a long-term rate of return on assets that is at least a 8%. The target rate of return for the plans have been based upon the assumption that returns will approximate the long-term rates of return experienced for each asset class in the Company's investment policy. The Company's investment guidelines are based upon an investment horizon of greater than five years, so that interim fluctuations should be viewed with appropriate prospective. Similarly, the Plan's strategic asset allocation is based on this long-term perspective.

The Company also sponsors a 401(k) savings plan for substantially all of its employees. The Company provides contributions to the plan only on a discretionary basis. No Company contribution was made for 2003, 2002 and 2001.

10. CAPITAL STOCK

The Company has authorized 250,000 shares of voting preferred stock without par value. No shares are issued or outstanding. Also, the Company has authorized 250,000 shares of non-voting preferred stock without par value. Of these, 125,000 shares have been designated Series A non-voting convertible preferred stock with a stated value of $.06 per share, of which no shares are issued and none are outstanding at December 31, 2003 and 2002, respectively.

In November 1997, the Company's Board of Directors adopted a Rights Agreement, which provides for one preferred share purchase right to be associated with each share of the Company's outstanding common stock. Shareholders exercising these rights would become entitled to purchase shares of Series B Junior Participating Cumulative Preferred Stock. The rights may be exercised after the time when a person or group of persons without the approval of the Board of Directors acquire beneficial ownership of 20 percent or more of the Company's common stock or announce the initiation of a tender or exchange offer which if successful would cause such person or group to beneficially own 20 percent or more of the common stock. Such exercise may ultimately entitle the holders of the rights to purchase for $80 per right, common stock of the Company having a market value of $160. The person or groups effecting such 20 percent acquisition or undertaking such tender offer will not be entitled to exercise any rights. These rights expire November 2007 unless earlier redeemed by the Company under circumstances permitted by the Rights Agreement.

In September 2002, the Company's Board of Directors authorized the repurchase of up to 500,000 common shares outstanding in open market or privately negotiated transactions through December 31, 2003. Purchases of stock under this program were funded with borrowings from the Company's credit facility. There were 16,400 shares repurchased and retired in 2002 for $84,540 and 483,533 shares repurchased and retired in 2003 for $3,106,156.

The Company adopted a Stock Option Plan in 1992 which provides for the issuance of options to purchase up to 400,000 common shares of the Company. On October 11, 1995, the Company adopted the 1995 Stock Option Plan which provides for the issuance of options to purchase up to an additional 400,000 common shares of the Company. In May 1998, the Company adopted the Amended and Restated 1995 Stock Option Plan which provides for the issuance of options to purchase up to an additional 500,000 common shares of the Company. In addition in May 2002, the Board of Directors approved the issuance of a total of 400,000 additional common shares of the Company under the 1995 Stock Option Plan. All employees, officers, directors, consultants and advisors providing services to the Company are eligible to receive options under the Plans. In addition, the Plans provide for the annual issuance of options to purchase 5,000 shares of common stock to each non-employee director of the Company. As of December 31, 2003, the Company is authorized to issue 88,630 options under their existing plans. In January 2004, the Company awarded 80,500 additional options at $22.39 per share.

The plans generally provide for grants with the exercise price equal to fair value on the date of grant, graduated vesting periods of up to 5 years, and lives not exceeding 10 years. The following summarizes all stock option transactions from January 1, 2001 through December 31, 2003:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2001	682,500	$ 8.64
Issued	283,750	4.04
Exercised	(3,000)	6.00
Forfeited	(51,250)	7.60
Outstanding at December 31, 2001	912,000	7.27
Issued	194,000	5.79
Exercised	(13,250)	5.39
Forfeited	(69,750)	8.63
Outstanding at December 31, 2002	1,023,000	6.92
Issued	224,000	6.59
Exercised	(334,500)	7.46
Forfeited	(61,000)	6.80
Outstanding at December 31, 2003	851,500	$ 6.63
Options exercisable at December 31:		
2001	604,000	$ 8.45
2002	721,625	$ 7.67
2003	515,250	$ 6.97

The following table summarizes information about options outstanding at December 31, 2003:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number	Average Remaining Contractual Life	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$3.875 - $5.00	203,750	4.8	$ 4.14	150,625	$ 4.10
$5.063 - $5.625	144,500	6.9	$ 5.23	12,500	$ 5.11
$5.77 - $6.26	249,750	5.0	$ 5.82	175,625	$ 5.83
$6.40 - $8.875	142,000	4.2	$ 7.50	107,000	$ 7.80
$8.99 - $15.25	111,500	4.2	$ 13.63	69,500	$15.02
	851,500		$ 6.63	515,250	$ 6.97

In determining the estimated fair value of each option granted on the date of grant the Company uses the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively; dividend yield of 0%; expected volatility of 44%; risk-free interest rates of 2.80%, 2.83% and 4.21%; and expected life of 6 years.

11. COMPREHENSIVE INCOME

Comprehensive income represents net income plus the results of certain non-shareholders' equity changes not reflected in the Consolidated Statements of Income. The components of comprehensive income, net of tax, are as follows:

	Years Ended December 31,		
	2003	2002	2001
Net income	$ 6,039,243	$ 2,843,300	$ 1,530,822
Minimum pension liability, net of tax effect	361,349	(1,480,588)	(831,161)
Comprehensive income	$ 6,400,592	$ 1,362,712	$ 699,661

The 2003, 2002 and 2001 minimum pension liability is net of a deferred tax (expense) benefit of ($154,864), $575,784 and $323,229, respectively.

12. CLOSURE OF MANUFACTURING OPERATIONS

In September 2001, the Board of Directors approved a restructuring plan to consolidate and realign the Company's footwear manufacturing operations. Under this plan, the Company moved the footwear manufacturing operations at its Nelsonville, Ohio factory to the Company's factory in Puerto Rico. The restructuring plan was completed in the fourth quarter of 2001.

The execution of this plan, which started in September 2001, resulted in the elimination of 67 employees at the Company's Nelsonville, Ohio facility, and a transfer of a significant amount of machinery and equipment located at the Nelsonville facility to the Moca, Puerto Rico facility.

A reconciliation of the plant closing costs and accrual is as follows:

	2001 Total Expenses	Accrued Balance Dec. 31, 2001	2002 Payments	2002 Expense Adjustments to Original Estimate	Accrued Balance Dec. 31, 2002	2003 Payments	Accrued Balance Dec. 31, 2003
Severance:							
Non-union	$ 71,668	$ 71,668	$ 25,574	$ 26,094	$ 20,000	$ 14,500	$ 5,500
Union	292,653						
Curtailment of							
pension plan benefits	690,000	690,000	500,000		190,000		190,000
Employee benefits	34,223	33,000	31,047	1,953			
Factory lease	90,000	85,000	40,000	45,000			
Equipment and							
relocation costs	260,626	5,000		5,000			
Legal and other costs	60,830	18,623	53,667	(35,044)			
Total	$ 1,500,000	$ 903,291	$ 650,288	$ 43,003	$ 210,000	$ 14,500	$ 195,500

The Company expects no additional restructuring and realignment costs associated with this plan.

13. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and Federal, state and local income taxes was as follows:

	Years Ended December 31, 2003	2002	2001
Interest	$ 1,402,743	$ 1,435,505	$ 2,644,998
Federal, state and local income taxes - net of refunds	$ 206,232	$ 68,066	$ (36,309)

Non-Cash Transaction - increase (decrease) in additional minimum pension liability as follows:

	Years Ended December 31, 2003	2002	2001
Deferred pension asset	$ (516,213)	$ 2,056,372	$ 1,154,390
Deferred tax expense (benefit)	154,864	(575,784)	(323,229)
Total	$ (361,349)	$ 1,480,588	$ 831,161

Accounts payable at December 31, 2003, 2002 and 2001 include a total of $45,582, $2,693 and $5,310, respectively, relating to the additional goodwill accrued in the acquisition of certain assets of Gates-Mills, Inc. in 2003 and the purchase of fixed assets.

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2003 and 2002:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
2003					
Net sales	$ 13,754,941	$ 21,863,148	$ 41,349,824	$ 29,196,840	$106,164,753
Gross margin	3,465,528	6,734,984	13,085,792	9,495,321	32,781,625
Net income (loss)	(622,569)	1,095,819	3,467,595	2,098,398	6,039,243
Net income (loss) per common share:					
Basic	$ (0.14)	$ 0.27	$ 0.84	$ 0.50	$ 1.44
Diluted	$ (0.14)	$ 0.25	$ 0.77	$ 0.44	$ 1.32
2002					
Net sales	$ 13,749,588	$ 19,194,071	$ 30,453,543	$ 25,561,519	$ 88,958,721
Gross margin	2,340,653	4,937,633	8,852,358	7,299,864	23,430,508
Net income (loss)	(1,227,188)	117,087	2,388,177	1,565,224	2,843,300
Net income (loss) per common share:					
Basic	$ (0.27)	$ 0.03	$ 0.53	$ 0.35	$ 0.63
Diluted	$ (0.27)	$ 0.03	$ 0.52	$ 0.34	$ 0.62

No cash dividends were paid during 2003 and 2002.

BOARD OF DIRECTORS

Mike Brooks
Chairman of the Board,
President and Chief Executive Officer

Leonard L. Brown
President
Leonard L. Brown, Inc.

Glenn E. Corlett
Dean and Philip J. Gardner, Jr. Leadership
Professor of the College of Business at
Ohio University

Curtis A. Loveland
Secretary
Partner, Porter, Wright, Morris & Arthur LLP

Harley E. Rouda, Jr.
Chief Executive Officer, Real Living, Inc.

Robert D. Rockey
Retired Chairman and Chief Executive Officer
Duck Head Apparel Company, Inc.

James L. Stewart
Proprietor
Rising Wolf Ranch, Inc.

OFFICERS

Mike Brooks
Chairman of the Board,
President and Chief Executive Officer

David Sharp
Executive Vice President and Chief Operating
Officer

James E. McDonald
Vice President, Chief Financial Officer
and Treasurer

Corporate Offices
39 E. Canal Street
Nelsonville, Ohio 45764
(740) 753-1951

Independent Accountants
Deloitte & Touche LLP
Columbus, Ohio

Legal Counsel
Porter, Wright, Morris & Arthur LLP
Columbus, Ohio

Transfer Agent and Registrar
Communications regarding changes of address, transfer of shares, and lost certificates should be directed to the company's stock transfer and registrar:

Computershare Investor Services LLC
P.O. Box 2388
Chicago, Illinois 60690-2388
(888) 294-8217
web.queries@computershare.com

Stock Listing
NASDAQ National Market
Symbol: RCKY

Form 10-K
Copies of the signatures, exhibit index and exhibits contained therein as filed with the Securities and Exchange Commission are available without charge upon written request to:

James E. McDonald
Vice President, Chief Financial Officer and Treasurer
Rocky Shoes & Boots, Inc.
39 E. Canal Street
Nelsonville, Ohio 45764

Investor Information
Corporate and investor information is available on the company's website at www.rockyboots.com


OUT OF
TOWN

Rocky Shoes and Boots, Inc.
39 East Canal Street
Nelsonville, Ohio 45764
P: 740.753.1951
F: 740.753.4024
www.rockyboots.com